

2023

Notice of Virtual Annual Meeting of Shareholders and Proxy Statement

Well-Positioned to Deliver Sustained Long-Term Growth



Strong Financial Profile
Strong revenue growth
Positive adjusted EBITDA & Operating Cash Flow
$140 million in Cash and Investments
Maximizing MACI Growth Drivers
maci
autologous cultured chondrocytes on porcine collagen membrane
High-growth cartilage repair franchise
Continued growth in MACI surgeons and biopsies
Advancing Pipeline
MACI arthroscopic study in 2023; projected launch in 2024
Pre-IND meeting for MACI Ankle planned for H1 2023
Expanding Burn Care Franchise
NexoBrid
(anacaulase-bcdb)
Approved 12/28/22, commercial availability expected in Q2 2023
Epicel
(cultured epidermal autografts)
Potentially life-saving product with large market opportunity

Message from our President and Chief Executive Officer



Dear Shareholder:

We are very pleased to have delivered another year of strong revenue and financial results, closing out 2022 with record quarterly net revenue and our tenth consecutive quarter of positive adjusted EBITDA and operating cash flow. In 2022, the Company generated continued top line revenue growth and achieved record total net revenue of more than $164 million, which was driven by significant growth for MACI®, with MACI net revenue growing 18% to $132 million for the year. In addition to our strong financial performance, the Company made substantial progress advancing our pipeline, attaining FDA approval for NexoBrid® and significantly accelerating the launch timeline for the MACI arthroscopic delivery program. Our solid execution in 2022 positions us well to accelerate growth in the years ahead as we continue to drive MACI adoption, move toward a potential 2024 launch of the arthroscopic delivery of MACI, advance our MACI ankle program and build a second high growth franchise in Burn Care with the commercial launch of NexoBrid. Importantly, we believe that we can continue to create significant value for our shareholders, while at the same time enabling our Company to treat many more patients with cartilage and severe burn injuries in the future.

In 2022, our lead product, MACI, saw increasing surgeon adoption, growing to approximately 2,000 surgeons taking biopsies, which represents an increase of nearly 10% from 2021. We see strength in the key growth drivers for MACI in 2023 and beyond, which we believe will drive continued strong market growth over the long term. Given the large incidence of cartilage injuries, the knee cartilage repair market represents a significant commercial opportunity for MACI. We estimate that the target addressable market for MACI is approximately $3 billion, which supports the strong revenue growth generated since the launch of MACI. We believe that we can continue to drive strong MACI growth in 2023 and beyond based on additional surgeon adoption and biopsy growth.

In addition, we continue to advance important lifecycle management initiatives for MACI, with plans underway to launch a human factors validation study this year to support expanding the MACI label to include arthroscopic administration of the product. We now anticipate an accelerated potential commercial launch of arthroscopic MACI for the treatment of cartilage defects in the knee in 2024, which is several years earlier than if an additional clinical study was required. We believe that the arthroscopic delivery of MACI will be a very attractive option for surgeons and patients and could provide a substantial upside growth opportunity for the product. In addition to further procedural advancements, we are also in discussions with the FDA regarding our planned clinical development program for the treatment of cartilage injuries in the ankle, which is the next largest market opportunity for MACI and is expected to be a significant growth driver for MACI over the longer term, as it would increase our overall MACI addressable market to approximately $4 billion.

We are also very pleased to have expanded our Burn Care commercial franchise with the recent FDA approval of NexoBrid, an orphan biologic product in the U.S. that is highly synergistic with Epicel® for the treatment of burn patients. The approval of NexoBrid in the U.S. significantly increases the addressable market for our Burn Care franchise to more than $600 million. NexoBrid contains a mixture of proteolytic enzymes and is indicated for the removal of eschar in adult patients with deep-partial and/or full-thickness thermal burns. NexoBrid addresses a much larger patient population than Epicel, which typically is used in a smaller subset of the most severe burn patients, since the majority of the approximately 40,000 hospitalized burn patients in the U.S. each year will require some level of eschar removal. We believe that our strong engagement with leading burn centers and our expanded customer base positions us well to drive NexoBrid uptake upon commercial availability. While we expect that Epicel will return to growth over the coming years, we believe that NexoBrid will provide a more consistent and predictable revenue stream and help offset much of the Epicel revenue volatility. NexoBrid commercial launch activities are progressing well, and we have seen widespread interest and enthusiasm for the product from burn surgeons and healthcare providers ahead of commercial NexoBrid availability, which is expected in the second quarter of 2023.

Overall, the Company delivered strong financial and business results during 2022 and we expect another year of significant top-line revenue growth and strong profitability and operating cash flow in 2023 driven by both of our commercial franchises. Given the significant market opportunities for our products and our strong financial profile, we believe that Vericel is very well-positioned for sustained long-term growth in the years ahead. On behalf of our executive leadership team and Board of Directors, thank you to our patients who inspire us, our employees for their dedication, and our customers and shareholders for your continued support. We look forward to continued success in 2023 and beyond.

Sincerely,

Dominick Colangelo
President and Chief Executive Officer

"Our solid execution in 2022 positions us well to accelerate growth in the years ahead as we continue to drive MACI adoption, move toward a potential 2024 launch of the arthroscopic delivery of MACI, advance our MACI ankle program and build a second high growth franchise in Burn Care with the commercial launch of NexoBrid."

VERICEL

Notice of Virtual Annual Meeting of Shareholders



Dear Shareholder of Vericel Corporation:

You are cordially invited to attend the Virtual Annual Meeting of Shareholders of Vericel Corporation (the "Annual Meeting"), a Michigan corporation. The Annual Meeting will be held on Wednesday, May 3, 2023, at 9:00 a.m. Eastern Time, via a live audio webcast at www.virtualshareholdermeeting.com/VCEL2023. A list of shareholders entitled to vote at the Annual Meeting will be available for inspection by any shareholder at our offices in Cambridge, Massachusetts during ordinary business hours for a period of 10 days prior to the meeting. This list will also be available for shareholders to view online at the time of the meeting.

Voting Items

Proposal	Board Voting Recommendation	For Further Details
1 To elect eight (8) directors, each to serve a term of one year expiring at the 2024 annual meeting	 **FOR** each director nominee	Page 16
2 To approve, on an advisory basis, the compensation of our named executive officers	 **FOR**	Page 33
3 To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023	 **FOR**	Page 55

Shareholders will also consider such other business as may properly come before the Annual Meeting and any adjournment thereof.

By Order of the Board of Directors,

Sean C. Flynn

Sean Flynn
Senior Vice President, General Counsel and Secretary
Cambridge, Massachusetts
March 23, 2023

BACKGROUND

 **Date and Time**
May 3, 2023, at
9:00 a.m. Eastern Time

 **Location**
Via a live audio webcast at www.virtualshareholder meeting.com/VCEL2023

 **Who Can Vote**
You may vote at the Annual Meeting if you were a shareholder of record at the close of business on March 9, 2023

VOTING METHODS

Internet or Telephone
Follow the instructions on your proxy card and on www.proxyvote.com

Mail
Vote, sign and return the proxy card to Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, New York 11717

Online at the Annual Meeting
www.virtualshareholdermeeting. com/VCEL2023

If you attend the Annual Meeting, you may vote during the meeting even if you have previously voted via the Internet, by telephone, or by returning your proxy card

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE VERICEL 2023 VIRTUAL ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 3, 2023

The Notice of Virtual Annual Meeting of Shareholders, Proxy Statement, proxy card and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, are available at www.vcel.com by following the link for "Investor Relations." To obtain more information concerning how to attend the Annual Meeting via the live audio webcast, please contact Vericel Corporation at (617) 588-5555.

Whether or not you plan to attend the Annual Meeting, please promptly complete your proxy as indicated above in order to ensure representation of your shares. For specific instructions on how to vote your shares, please review the instructions for each of these voting options as detailed in your Notice and in this Proxy Statement.

Table
of Contents

Proxy Overview

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Vericel Corporation (the "Board of Directors" or the "Board"), a Michigan corporation, for use at the Annual Meeting of Shareholders to be held on Wednesday, May 3, 2023, at 9:00 a.m. Eastern Time, via a live audio webcast at www.virtualshareholdermeeting.com/VCEL2023 or at any adjournments or postponements thereof. An Annual Report to Shareholders, containing financial statements for the year ended December 31, 2022, and this Proxy Statement are being made available to all shareholders entitled to vote at the Annual Meeting. This Proxy Statement and the form of proxy were first made available to shareholders on or about March 23, 2023. Unless the context requires otherwise, references to "we," "us," "our," and "Vericel" refer to Vericel Corporation.

This overview highlights certain information contained elsewhere in this Proxy Statement and does not contain all of the information that you should consider. You should read the entire Proxy Statement carefully before voting. For more information about our business and 2022 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission ("SEC") on February 23, 2023.

About Vericel

Advanced Therapies for the Sports Medicine and Severe Burn Care Markets

Vericel is a leader in advanced therapies for the sports medicine and severe burn care markets. We have a portfolio of highly innovative advanced cell therapies and specialty biologics that are focused on changing the standard of care for patients with cartilage damage and severe burns. We currently market two autologous cell therapy products and one specialty biologic product in the United States. Our cell therapy products, MACI® (autologous cultured chondrocytes on porcine collagen membrane) and Epicel® (cultured epidermal autografts), are approved and regulated by the U.S. Food and Drug Administration (FDA) as combination biologic/device products, with the biologic component being the use of a patient's own cells to repair damaged tissue and restore function. As part of our strategic focus on acquiring innovative products that are synergistic with our existing sports medicine and severe burn care franchises, or that leverage our advanced cell therapy development and manufacturing platform, in 2019 we entered into exclusive license and supply agreements with MediWound Ltd. ("MediWound") for North American rights to NexoBrid® (anacaulase-bcdb), a botanical drug product containing proteolytic enzymes that is indicated for the removal of eschar in adults with deep partial- and/or full-thickness thermal burns. On December 28, 2022, the FDA approved a Biologics License Application ("BLA") for NexoBrid for commercial use of the product in the U.S.

Our Products



Our lead product, MACI, which we launched in 2017, is the first FDA-approved tissue-engineered cellularized scaffold product that uses a patient's own cells and is indicated for the repair of symptomatic, single or multiple full-thickness cartilage defects of the knee in adult patients. MACI is the leading restorative cartilage repair product in the sports medicine market and the only product approved by the FDA in its class. MACI is produced from a patient's own cells, which are obtained from a biopsy of healthy cartilage, expanded and placed onto a resorbable porcine collagen membrane that is implanted into the area of the cartilage defect through a minimally-invasive outpatient surgical procedure.

There are more than 750,000 knee cartilage repair surgical procedures performed each year in the U.S. Of these, approximately 315,000 patients have cartilage defects that are covered by the current MACI label. Based on defect characteristics, surgeons that have implanted MACI consider approximately 125,000 of these patients clinically appropriate for MACI. Approximately 60,000 of the eligible patients have larger lesions that we believe are likely to secure insurance authorization for MACI. Given the number of cartilage injuries, the knee cartilage repair market represents a significant commercial opportunity for MACI, and we estimate our overall MACI target addressable market at approximately $3 billion.

We are continuing to advance important lifecycle management initiatives for MACI and are planning to begin a human factors validation study this year to support expanding the MACI label to include arthroscopic delivery of MACI for the treatment of cartilage defects in the knee. We anticipate an accelerated potential commercial launch of arthroscopic MACI in 2024. We believe that the arthroscopic delivery of MACI will be a very attractive option for surgeons and patients and could provide a substantial upside growth opportunity for the product. In addition to further procedural advancements, we are also in discussions with the FDA regarding our planned clinical development program for the treatment of cartilage injuries in the ankle, another large market opportunity for MACI, which is expected to be a growth driver over the longer term.



Epicel is the only cultured epidermal autograft product approved by the FDA for the treatment of adult and pediatric patients with deep dermal or full-thickness burns greater than or equal to 30% of their total body surface area. Epicel is a permanent skin replacement produced from a patient's own skin cells, which are obtained from two postage stamp-sized biopsies of healthy skin, expanded to form skin grafts, and placed onto the burn wound site.

Epicel is an important and potentially life-saving treatment option for patients with severe burns who may not be candidates for autografts due to the severity and extent of their burns. We estimate that there are approximately 600 surviving patients in the U.S. each year with full-thickness burns greater than 40% of total body surface area that are candidates for treatment with Epicel, representing a potential market opportunity of $300 million per year.



NexoBrid is a botanical drug product containing proteolytic enzymes that is indicated for the removal of eschar in adults with deep partial- and/or full-thickness thermal burns. NexoBrid selectively degrades eschar over the course of four hours while preserving viable tissue. NexoBrid is highly synergistic with our existing Burn Care franchise, and we believe that the recent FDA approval of NexoBrid provides burn surgeons with an important new treatment option with significant advantages over the current standard of care, surgical eschar removal, and significantly expands Vericel's presence in the burn care market. We estimate that there are approximately 40,000 hospitalized burn patients in the U.S. each year, the majority of whom will require eschar removal and are candidates for treatment with NexoBrid, representing a potential market opportunity of $300 million per year.

The FDA approved a Biologics License Application (BLA) for NexoBrid on December 28, 2022, and U.S. commercial availability is expected in the second quarter of 2023.

Business Highlights

Strong Performance Across Several Financial Measures in 2022 as Well as the Significant Advancement of Our Product Pipeline

We believe that our highly innovative and growing portfolio of products with significant barriers to entry will allow us to continue to generate sustained top-tier revenue growth for many years given the large underpenetrated markets for our products. In addition, we believe that our business model, which is built on commercializing high-value products with concentrated call points, will continue to generate strong profits and operating cash flow in the years ahead.

Strong Track Record of Revenue and Profit Growth





- Multiple years of top-tier revenue growth
- Diversified across two franchises
- More than 14,000 patients treated with Vericel products

- Converting strong revenue growth into cash flow generation
- ~$140 million in cash and investments as of 12/31/22
- 10 consecutive quarters with positive adjusted EBITDA and Operating Cash Flow through Q4 2022

* For more information concerning Vericel's presentation of non-GAAP measures, including a reconciliation of reported net (loss) income (GAAP) to adjusted EBITDA (non-GAAP), please refer to the Company's discussion of "GAAP versus non-GAAP Measures", on page 63 of this Proxy Statement. Adjusted EBITDA was calculated by adjusting GAAP Net (loss) income for (1) stock-based compensation expense, (2) depreciation and amortization, (3) net interest income, and (4) income tax expense (benefit).

2022 FINANCIAL HIGHLIGHTS

- Record full-year total net revenue of $164.4 million
- Record full-year MACI net revenue of $132 million
- Gross margin of 67%
- Net loss of $16.7 million; non-GAAP adjusted EBITDA of $24.2 million*
- Operating Cash Flow of $17.7 million
- Approximately $140 million in cash and investments as of December 31, 2022, and no debt

2022 BUSINESS HIGHLIGHTS

- Secured FDA approval of BLA for NexoBrid (anacaulase-bcdb) for the removal of eschar in adults with deep partial-thickness and/or full thickness thermal burns in the U.S., adding a third commercial product to our portfolio
- 10th straight quarter of positive adjusted EBITDA* and Operating Cash Flow through Q4 2022
- Announced plans to initiate a human factors validation study in 2023 to support expanding the MACI label to include arthroscopic administration of MACI for the treatment of cartilage defects of the knee and now anticipate an accelerated commercial launch of arthroscopic MACI in 2024
- Announced plans to hold a pre-IND meeting with the FDA during the first half of 2023 regarding the clinical development program for MACI for the treatment of cartilage injuries in the ankle

* For more information concerning Vericel's presentation of non-GAAP measures, including a reconciliation of reported net (loss) income (GAAP) to adjusted EBITDA (non-GAAP), please refer to the Company's discussion of "GAAP versus non-GAAP Measures", on page 63 of this Proxy Statement. Adjusted EBITDA was calculated by adjusting GAAP Net (loss) income for (1) stock-based compensation expense, (2) depreciation and amortization, (3) net interest income, and (4) income tax expense (benefit).

Track Record of Creating Significant Shareholder Value

We are pleased that our performance and execution on our strategic and operational goals over the past five years has translated into significant value for our shareholders. Between 2017 and 2022, an investment in our Company's common stock has yielded a return of 383%.

Comparison of Cumulative Total Return



The graph above depicts the total shareholder return from December 31, 2017, through December 31, 2022, for (i) our common stock, (ii) the Nasdaq Composite Index (U.S.), and (iii) the Nasdaq Biotechnology Index. Pursuant to applicable SEC rules, all values assume reinvestment of the full amount of all dividends, however, no dividends have been declared on our common stock to date. The shareholder return shown on the graph above is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.

ESG Highlights

We recognize the importance of incorporating Environmental, Social, and Governance ("ESG") principles into the core of our operations, for our organization and employees, and for the larger communities in which we operate. During 2022, Vericel published its inaugural ESG Report, which highlights for investors our Company's steadfast commitment to incorporating ESG principles into our everyday business activities. Below is a summary of some of our recent ESG-related activities and achievements. For additional information, please see our 2021 ESG Report available at https://www.vcel.com/pdf/vericel-esg-report.pdf.

Governance

The Vericel Board of Directors provides oversight of, and strategic guidance to, our executive leadership on ESG topics. Our Board is comprised of industry leaders with extensive and diverse experiences, which span various business, healthcare, and scientific arenas. Throughout 2022, the Board remained keenly focused on its commitment to developing and implementing the Company's ESG strategy. The Board has continued to conduct educational programs with outside experts on ESG topics and, in 2022, again oversaw the accomplishment of a set of ESG-related corporate goals for our executive team, which included the preparation and publication of Vericel's inaugural ESG Report.

Environmental

We are committed to attempting to minimize the environmental impact of the Company's operations and as part of that commitment we have implemented several process improvements and adopted operational efficiencies to reduce our environmental footprint. We have adopted environmentally-sustainable practices into our facilities and manufacturing operations and have established certain procedures and policies to manage our electricity and water usage, as well as the handling of medical and hazardous waste.

Additionally, in February 2022 we announced plans for a new state-of-the-art advanced cell therapy manufacturing and corporate headquarters facility in the greater Boston area. The 125,000 ft^2 facility will significantly increase our cell therapy manufacturing capacity to support the long-term growth of MACI and Epicel. Our manufacturing expansion will enable us to sustain our long-term revenue growth while helping us promote environmentally-responsible operations and workforce well-being.

Importantly, Vericel's new facility will be located within a campus that is designed and operated in accordance with existing LEED Gold and Fitwel Level 2 certifications. We will continue to evaluate opportunities to manage the Company's environmental impact as we prepare to transition operations to this new facility.

Social

We are passionate, not only about serving the patients and surgeons who use our products, but also about our continuing commitment to our people.

Patients

Access to Our Products

- More than 14,000 patients have benefitted from our innovative advanced cell therapy products to date.
- We are currently developing a custom arthroscopic delivery system, which we believe could increase MACI's ease of use for physicians and reduce both the length of the procedure and the post-operative pain and recovery time for patients.
- We are continuing to advance our MACI ankle indication program which we believe, if approved, could enable patients with cartilage defects in the ankle to be successfully treated with MACI.
- We have established a patient support program with dedicated case managers who provide services related to insurance benefits.

Product, Quality & Safety

- We have established a Quality Management System, which ensures the highest quality standards for MACI and Epicel.
- No documented cGMP violations or FDA enforcement actions with respect to any of our operations over the past five years.

Compensation and Rewards Program

- Pay equity is a core tenet of our compensation philosophy, and internal analyses are conducted regularly to maintain consistency in the administration of these programs.
- Components of the compensation and rewards programs include competitive base salary, performance-based bonus targets to incentivize individuals towards the achievement of personal and corporate goals, long-term equity incentive compensation in the form of stock option and RSU grants, and additional employee appreciation programs and events.

People

Diversity, Equity & Inclusion

We have an established Diversity and Inclusion Advisory Committee as part of our commitment to diversity, equity and inclusion ("DE&I"). During 2022, we continued to conduct robust DE&I training for both our executive team and employees.

Gender Diversity



Company — **37%** Female

Board of Directors — **25%** Female

■ Female ■ Male

Racial Diversity



Company — **31%** Non-White

■ Non-White
■ White

Benefit Programs and Employee Wellness

We strive to provide employees with a comprehensive offering of programs to support health and wellness, including:

- healthcare;
- dental and vision insurance;
- flexible spending accounts;
- life and accidental death and dismemberment insurance;
- employee assistance counseling and education programs;
- company contributions to employee 401(k) accounts;
- paid time off and leave programs;
- tuition assistance;
- fitness membership subsidies; and
- other programs designed to foster employee health and well-being.

We offer our employees internal development and advancement opportunities and encourage continued learning through internal and external programs and educational institutions.

Corporate Governance

Board Independence and Composition

- **7 out of 8 directors** are **independent**



7/8
independent directors

- **2 out of 8 directors (25%)** are **women**



2/8
female directors

- **100% independent** committee members



100%
independent committee members

- **Executive sessions** of independent directors at each meeting
- Board and committees **may engage outside advisers** independently of management
- **Independent Chairman of the Board** with clearly delineated duties and robust authority

Ethics & Compliance

- Establish and maintain a culture of compliance, including a comprehensive Compliance Program consistent with the guidance for pharmaceutical manufacturers published by the U.S. Department of Health and Human Services, Office of Inspector General
- Maintain and enforce corporate policies governing our interactions with healthcare professionals as well as our appropriate promotion of the benefits and risks associated with our products
- Robust compliance training and effective monitoring and auditing procedures are performed by members of the Vericel legal and compliance team
- Engage with third-party partners to proactively identify and address emerging compliance-related trends and focus areas

Board Performance

Oversight Role

- Oversight **of key risk areas** and certain aspects of risk management efforts, such as **strategic plan development and execution, executive succession planning, cybersecurity, human capital management and the overall management process**
- Oversight of executive compensation programs **to align with long-term strategies**

Board and Committee Meetings Attendance



- **100% director attendance** at our 2022 annual meeting of shareholders



- All directors attended **100% of the meetings of the Board during 2022**



- All directors attended **100% of the meetings of the committees** on which they served during 2022

Other Board Practices

- Annual Board and committee **self-evaluations**
- **Board education** on key topics, including ESG issues and cybersecurity

Shareholder Rights

- **Annual** election of directors
- **No shareholder rights plan or "poison pill"**

Policies, Programs and Guidelines

- Maintain a robust and comprehensive **Code of Conduct and Business Ethics**
- Policy **preventing the hedging or pledging** of our shares by directors and executive officers
- **Commitment to diversity** of the Board in terms of specific skills and demographics (including expertise, race, ethnicity and gender)
- Robust **Stock Ownership Guidelines** for all officers and directors
- Implementation of comprehensive **Corporate Governance Guidelines**
- Implementation of a **Compensation Clawback Policy in 2022** covering both cash and equity and allowing for recoupment of executive compensation if financial results are subsequently restated as a result of misconduct
- Amendment to **the Charter of the Governance and Nominating Committee** during 2022 to reflect its oversight and management of Vericel's strategy, initiatives, risks, opportunities and related reporting with respect to significant ESG topics

Information Security & Privacy

- Our integrated information technology systems are supported by policies aligned with the National Institute of Standards and Technology Cybersecurity Framework.
- During 2022, the Company completed a comprehensive effort with outside experts to evaluate and enhance its incident response planning framework.

PROPOSAL 1:

Election of Directors

To elect eight (8) directors, each to serve a term of one year expiring at the 2024 annual meeting of shareholders.

 The Board recommends a vote **FOR** each director nominee.

See page 16 ≫

Board of Directors

Lisa Wright, 48
President and Chief Executive Officer,
Community Health Choice, Inc.
Tenure: 2 years
Other Public Boards: 0
Committee Membership:
G

Robert Zerbe, M.D., 72
Chairman of the Board
Retired Chief Executive Officer,
QUATRx Pharmaceuticals Company
Tenure: 17 years
Other Public Boards: 0
Committee Membership:
A

Paul Wotton, Ph.D., 62
Former President and Chief Executive Officer,
Obsidian Therapeutics, Inc.
Tenure: 8 years
Other Public Boards: 1
Committee Membership:
G

Dominick Colangelo, 59
President and Chief Executive Officer,
Vericel Corporation
Tenure: 10 years
Other Public Boards: 1
Committee Membership:
None

Steven Gilman, Ph.D., 70
Retired Chairman and Chief Executive Officer,
ContraFect Corporation
Tenure: 8 years
Other Public Boards: 3
Committee Membership:
C

Heidi Hagen, 54
Chief Technical Officer,
Sonoma Biotherapeutics
Tenure: 10 years
Other Public Boards: 0
Committee Membership:
G C

Kevin McLaughlin, 66
Former Chief Financial Officer,
Acceleron Pharma Inc.
Tenure: 8 years
Other Public Boards: 1
Committee Membership:
A

Alan Rubino, 68
Former Chief Executive Officer,
Emisphere Technologies, Inc.
Tenure: 18 years
Other Public Boards: 0
Committee Membership:
C A

INDEPENDENT

A Audit Committee	**C** Compensation Committee	**G** Governance and Nominating Committee

● Chair ● Member

Board Snapshot

Independence



- 7 Independent
- 1 Not independent

Age



- 1 (40-50 yrs old)
- 2 (50-59 yrs old)
- 3 (60-69 yrs old)
- 2 (70-79 yrs old)

Tenure



- 1 (1-4 yrs)
- 5 (5-10 yrs)
- 2 (17+ yrs)

Skills and Experience



Prior Board Experience

 7/8



Industry Experience
BioPharma

 8/8



Complex Biologics

 3/8



Medical Technologies

 2/8



Functional Expertise
CEO/GM

 8/8



Marketing/Sales

 4/8



Business Development

 5/8



Finance

 4/8



Research & Development

 4/8



Chief Operating Officer

 3/8



Technical Operations

 3/8



Healthcare Operations

 1/8



Payer

 1/8

Shareholder Engagement

In 2022, our shareholder engagement included participation in multiple investor conferences and numerous individual investor meetings and calls on a variety of topics, such as business performance, Company strategy, and ESG matters.



Vericel greatly values the perspectives that we gain through direct engagement with our shareholders.

PROPOSAL 2:

Advisory Vote to Approve the Compensation of our Named Executive Officers

To vote on an advisory resolution to approve the compensation of Vericel's named executive officers.

The Board recommends a vote **FOR** this proposal.

See page 33 ▶▶

2022 Financial Performance

$164.4 million
Record full-year total net revenue

67%
Gross margin

$132 million
MACI net revenue, representing 18% year-over-year growth

$24.2 million*
Non-GAAP adjusted EBITDA
(Net Loss of $16.7 million)

$17.7 million
Operating Cash Flow generated during 2022

$140 million
Cash and investments as of December 31, 2022, and no debt

* For more information concerning Vericel's presentation of non-GAAP measures, including a reconciliation of reported net (loss) income (GAAP) to adjusted EBITDA (non-GAAP), please refer to the Company's discussion of "GAAP versus non-GAAP Measures", on page 63 of this Proxy Statement. Adjusted EBITDA was calculated by adjusting GAAP Net (loss) income for (1) stock-based compensation expense, (2) depreciation and amortization, (3) net interest income, and (4) income tax expense (benefit).

Elements of Compensation

The primary components of our executive officer compensation program are: (i) annual base salary; (ii) annual non-equity incentive compensation, which is based on the achievement of specified Company goals; and (iii) long-term equity incentive compensation in the form of periodic stock options and restricted stock unit ("RSU") grants, with the objective of aligning the executive officers' long-term interests with those of our shareholders.

	Element	Target Mix	Strategy and Performance Alignment
Fixed	**Base Salary**	 **14%**	Base salaries are established in-part based on the individual experience, skills and expected contributions of our executives, their performance during the prior year, and a comparison of projected cash compensation against peer group benchmarks.
At - risk	**Annual Non-Equity Incentive Compensation**	 **8%**	The determination of annual incentives for our executives is tied to achieving our financial targets, advancing our commercial and development-stage products, accomplishing operational goals, and advancing ESG initiatives. • Commercial and Financial Performance Goals: **40%** • Product Goals: **35%** • Operational Goals: **15%** • ESG Goals: **10%** Additional Upside Value Goal Opportunity **(up to 15%)**
	Long-Term Equity Incentive Compensation	 **78%**	Long-term incentive compensation aligns employees with shareholders and further incentivizes our executive officers to drive stock price growth and allows them to share in any appreciation in the value of our common stock.

Performance Against Our 2022 Metrics

Our Goals	Our Metrics	Our Performance
Commercial and Financial Performance Goals	Generate total net product revenues of $205.8 million	• Total net revenue fell short of our goal due, in part, to the lingering effects of the COVID-19 pandemic on the healthcare infrastructure and patient dynamics
	Achieve budget expense target of $151.5 million	• Budget expense target achieved in 2022 as the result of Company's continued fiscal discipline, and resulting in the generation of approximately $18 million in Operating Cash Flow
Product Goals	Achieve budgeted MACI surgeon engagement goals of increasing number of biopsy surgeons and biopsy conversion rate	• Biopsy surgeons were slightly below goal and did not achieve biopsy conversion rate goal due, in part, to the lingering effects of the COVID-19 pandemic on the healthcare infrastructure and patient dynamics
	Complete MACI, Epicel and NexoBrid long-term brand development initiatives	• Exceeded target with respect to brand development initiative goals, including the continued development and accelerated potential launch by several years of the arthroscopic administration for MACI
	Complete NexoBrid BLA resubmission to the FDA, with subsequent acceptance for filing	• Exceeded target with respect to the NexoBrid product goals, securing FDA approval of the NexoBrid BLA on December 28, 2022
Operational Goals	Complete manufacturing facility and key manufacturing/IT efficiency improvement initiatives	• Partially achieved manufacturing facility and key manufacturing/IT efficiency improvement goals
ESG Goals	Complete ESG goals	• Achieved ESG goals during 2022 at target, including the publication of the Company's inaugural ESG Report
Upside Value Goals	Execute high-quality business development transaction	• Company chose not to execute any business development transactions during 2022

Governance Features of Our Executive Compensation Program

What We Do

- ✔ Design executive compensation to align pay with performance
- ✔ Balance short-and long-term incentive compensation to incentivize achievement of short-and long-term goals
- ✔ Retain an independent compensation consultant reporting directly to the Compensation Committee
- ✔ Provide shareholders with an annual say-on-pay vote
- ✔ Prohibit short-sales, hedging, pledging or other inherently speculative transactions by our directors and employees (including our executives) (for more information, please see our Special Trading Procedures for Insiders, available at www.vcel.com)
- ✔ Conduct competitive benchmarking of our executive compensation program against the market
- ✔ Maintain robust stock ownership guidelines that apply to our directors and named executive officers
- ✔ Maintain a compensation clawback policy, which covers both cash and equity and allows for recoupment of executive compensation if financial results are subsequently restated as the result of misconduct

What We Don't Do

- ✘ No excessive perquisites
- ✘ No tax gross-ups on executive perquisites or on executive severance or change-in-control benefits
- ✘ No single-trigger change-in-control benefits
- ✘ Do not provide supplemental company-paid retirement benefits
- ✘ Our equity plan does not permit "evergreen" replenishment of shares
- ✘ Do not provide dividends or dividend equivalents on unearned equity awards
- ✘ Do not reprice stock options without prior shareholder approval

PROPOSAL 3:

Ratification of Appointment of Independent Registered Public Accounting Firm

To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023.



The Board recommends a vote **FOR** this proposal.

See page 55 ➤➤

The Audit Committee has selected PricewaterhouseCoopers LLP ("PwC") as Vericel's independent registered public accounting firm to audit the consolidated financial statements of Vericel for the fiscal year ending December 31, 2023. PwC has acted in such capacity since its appointment in fiscal year 1996.

As part of its duties, the Audit Committee considered the provision of services, other than audit services, during the fiscal year ended December 31, 2022 by PwC, our independent registered public accounting firm for that period, to ensure the firm maintains its independence. The following table sets forth the aggregate fees accrued by Vericel for the fiscal years ended December 31, 2021 and 2022, respectively, for PwC:

Name	Fiscal Year Ended December 31, 2021 ($)	Fiscal Year Ended December 31, 2022 ($)
Audit Fees	1,215,608[1]	1,261,700[1]
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	2,700[2]	2,993[2]
Total	1,218,308	1,264,693

[1] The Audit Fees for the years ended December 31, 2021 and 2022 were for professional services rendered for the audits and reviews of the consolidated financial statements of Vericel, professional services rendered for issuance of consents, assistance with review of documents filed with the SEC and out-of-pocket expenses incurred.

[2] All other Fees represent an annual license fee for technical accounting research software and the use of accounting disclosure checklists.

Corporate Governance

PROPOSAL 1:

Election of Directors

✓ The Board recommends a vote **FOR** the election of each nominee.

Overview

The Vericel Board of Directors provides oversight of, and strategic guidance to, our Company's senior management. The core responsibility of a director is to fulfill his or her duties of care and loyalty and otherwise exercise his or her business judgment in the best interests of the Company and its shareholders. The Board is responsible for overseeing the Company's officers, including the President and Chief Executive Officer, and for ensuring that management advances the interests of the shareholders through the operation of the Company's business. The Board recognizes that it is management's responsibility to carry out the policies and strategies approved by the Board and to manage and carry out the operation of the Company's business. Our Board is committed to legal and ethical conduct in fulfilling its responsibilities and it expects all directors, as well as officers and employees of the Company, to adhere to Vericel's Code of Business Conduct and Ethics, a copy of which is available on the Company's website.

Our Board is committed to the continuous improvement of our corporate governance structure, the principles of enterprise-wide diversity and inclusion, the oversight of our corporate ESG goals and enhancing the composition and effectiveness of the Board itself.



Recent Governance Enhancements

- Implementation of enhanced Compensation Clawback Policy, as discussed further on page 44 (2022)
- Oversight of the completion of an in-depth initiative to evaluate and enhance the Company's cybersecurity incident response framework and readiness
- Termination of shareholder rights plan or "poison" pill (2021)
- Implementation of comprehensive Corporate Governance Guidelines as discussed further on page 10 (2021)
- Adoption of formal stock ownership guidelines, as discussed further on pages 32 and 44 (2021)



Board Composition and Effectiveness

- Added new director with expertise in healthcare operations and payer matters (2021)



Diversity & Inclusion

- Increased gender and racial diversity of Board (2021)
- Approved and evaluated performance against DE&I-related goals as part of executive annual incentive plan, as discussed further on pages 41 and 42 (2021 and 2022)



ESG Oversight

- Oversaw the creation and publication of Vericel's inaugural ESG report highlighting our Company's commitment to incorporating ESG principles into our everyday business activities (2022)
- Designated the Governance and Nominating Committee to oversee management of ESG-related matters, as discussed further on page 27 (2022)

Our Company's Bylaws provide that the Board of Directors will consist of not less than five nor more than nine members, as fixed from time-to-time by a resolution of the Board, and that all directors will be elected annually. The Board currently consists of eight (8) directors. The persons named below as nominees for director will, if elected, each serve a term of one year expiring at the 2024 annual meeting of shareholders or until their successors are elected and qualified.

Vote Required

The affirmative vote of a plurality of the total shares of common stock entitled to vote and be represented in person or by proxy is required for the election of each of the nominees. It is the intention of the persons named as proxies to vote such proxy FOR the election of all nominees, unless otherwise directed by the shareholder. The Board of Directors knows of no reason why any of the nominees would be unable or unwilling to serve, but if any nominee should for any reason be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the Board may recommend in place of such nominee.

Shares present or represented and not so marked as to withhold authority to vote for a particular nominee will be voted in favor of a particular nominee and will be counted toward such nominee's achievement of a plurality. Shares present at the meeting or represented by proxy where the shareholder properly withholds authority to vote for such nominee in accordance with the proxy instructions and "broker non-votes" will not be counted toward such nominee's achievement of a plurality.

Board's Skills and Experience

Selection of Directors

The Company regularly examines the experience and expertise of our Board as a whole to ensure alignment between the Board's abilities and our strategic priorities and long-range plan. We seek directors who will bring to the Board a deep and wide range of experiences in the business world and diverse problem-solving talents. The Company believes that the Board should represent an appropriate and relevant mix of skills, industry experience, backgrounds, ages and diversity (inclusive of race, gender and ethnicity). Typically, directors will be individuals who have demonstrated high achievement in business or another field, enabling them to provide strategic support and guidance to the Company. Particular areas of expertise include corporate strategy and development, commercial sales and marketing, commercial operations and execution, research and development, technical operations, familiarity with manufacturing biotechnology and medical device products, knowledge of the legal and compliance issues facing the life science industry, experience concerning the policies and procedures of public and private payers in the medical technology and biopharmaceutical space, corporate finance, financial and/or accounting expertise, organizational leadership, development and management, public company management and disclosure, and corporate risk assessment and prior experience in the medical technology, biopharmaceutical and complex biologics industries.

All of our director nominees exhibit high integrity, sound business judgment, innovative thinking, collegiality and a knowledge of corporate governance requirements and practices. As a group, our director nominees bring a balance of relevant skills and experience to our boardroom, including those listed below:

	Robert Zerbe, M.D.	Dominick Colangelo	Heidi Hagen	Alan Rubino	Kevin McLaughlin	Steven Gilman, Ph.D.	Paul Wotton, Ph.D.	Lisa Wright
Prior BOD Experience	●	●	●	●	●	●	●	
Industry Experience								
Medical Technologies		●		●				
BioPharma	●	●	●	●	●	●	●	●
Complex Biologics			●	●			●	
Payer								●
Healthcare Operations								●
Functional Expertise								
CEO/GM	●	●	●	●	●	●	●	●
Finance		●		●	●			●
Chief Operating Officer		●	●		●			
Marketing/Sales		●		●			●	●
Research and Development	●					●	●	●
Technical Operations			●	●		●		
Business Development		●		●	●		●	●
Geography								
North America	●	●	●	●	●	●	●	●
Asia/Middle East			●					
Europe	●		●	●			●	
Demographics								
Age	72	59	54	68	66	70	62	48
Tenure	2006	2013	2013	2005	2015	2015	2015	2021
Male/Female	M	M	F	M	M	M	M	F
Race/Ethnicity								
African American or Black								●
Alaskan Native or Native American								
Asian								
Hispanic or Latinx								
Native Hawaiian or Pacific Islander								
White	●	●	●	●	●	●	●	
LGBTQ+								

Directors who are Military Veterans: 0

Directors with Disabilities: 0

Directors who Identify as Middle Eastern: 0

Director Nominees for Election at the 2023 Annual Meeting of Shareholders

The biographical description below for each director nominee includes the specific experiences, qualifications, attributes and skills that led to the conclusion by the Board of Directors that such person should serve as a director of Vericel.



Age: 72

Director Since: 2006

Other Current Public Company Directorships:
None

Vericel Board committee(s):
Audit Committee

Robert Zerbe, M.D.   **Independent**

Chairman of the Board

Retired Chief Executive Officer, QUATRx Pharmaceuticals Company

PROFESSIONAL HIGHLIGHTS

Robert Zerbe, M.D. has served as a director of Vericel since January 2006 and as the Chairman of our Board of Directors since October 2012. Until July 2016, Dr. Zerbe served as the Chief Executive Officer of QUATRx Pharmaceuticals Company, a venture-backed drug development company, which he co-founded in 2000. Prior to his role at QUATRx, Dr. Zerbe held several senior executive management positions with major pharmaceutical companies, including Eli Lilly and Company (from 1982 to 1993) and Pfizer (formerly Parke-Davis) (from 1993 to 2000). During his tenure at Eli Lilly, Dr. Zerbe's clinical research and development positions included Managing Director, Lilly Research Center U.K., and Vice President of Clinical Investigation and Regulatory Affairs. He joined Parke-Davis in 1993, becoming Senior Vice President of Worldwide Clinical Research and Development. In that capacity, he led the clinical development programs for a number of key products, including Lipitor and Neurontin.

OTHER LEADERSHIP POSITIONS AND EXPERIENCES

Dr. Zerbe also serves on the board of directors of Metabolic Solutions Development Company and Cirius Therapeutics, both private companies focused on metabolic diseases.

QUALIFICATIONS OF PARTICULAR RELEVANCE TO VERICEL

Dr. Zerbe received his M.D. from Indiana University School of Medicine, and has completed post-doctoral work in internal medicine, endocrinology and neuroendocrinology at Indiana University and the National Institutes of Health. The Board of Directors believes Dr. Zerbe's qualifications to serve on our Board include his senior management positions at major pharmaceutical companies and his clinical development experience.



Age: 59

Director Since: 2013

Other Current Public Company Directorships:
Trevi Therapeutics, Inc.

Vericel Board committee(s):
None

Dominick Colangelo

President and Chief Executive Officer, Vericel

PROFESSIONAL HIGHLIGHTS

Dominick Colangelo has served as a director and as Vericel's President and Chief Executive Officer since March 2013. Mr. Colangelo has more than 20 years of executive management and corporate development experience in the biopharmaceutical industry, including nearly a decade with Eli Lilly and Company. During his career, he has held a variety of executive positions of increasing responsibility in product development, pharmaceutical operations, sales and marketing, and corporate development. He has extensive experience in the acquisition, development and commercialization of products across a variety of therapeutic areas. During his tenure at Eli Lilly, Mr. Colangelo held positions as Director of Strategy and Business Development for Eli Lilly's Diabetes Product Group and also served as a founding Managing Director of Lilly Ventures.

OTHER LEADERSHIP POSITIONS AND EXPERIENCES

Mr. Colangelo also serves on the board of directors of Trevi Therapeutics, Inc., a publicly-traded clinical-stage biopharmaceutical company focused on the development and commercialization of treatments for chronic cough conditions. Mr. Colangelo is a member of both the Audit and Compensation Committees of the Trevi Therapeutics board.

QUALIFICATIONS OF PARTICULAR RELEVANCE TO VERICEL

Mr. Colangelo received his B.S.B.A. in Accounting, Magna Cum Laude, from the State University of New York at Buffalo and a J.D. degree, with honors, from the Duke University School of Law. The Board of Directors believes Mr. Colangelo's qualifications to serve on our Board include his significant contributions within the biopharmaceutical industry, as well as the experiences developed through his legal and accounting backgrounds.



Age: 54

Director Since: 2013

Other Current Public Company Directorships:
None

Vericel Board committee(s):
Compensation and Governance and Nominating (Chair) Committees

Heidi Hagen   Independent

Chief Technical Officer, Sonoma Biotherapeutics

PROFESSIONAL HIGHLIGHTS

Heidi Hagen has been a member of the Vericel Board of Directors since 2013. She has extensive experience in operations management and commercializing innovative technologies, including more than 20 years in the cell and gene therapy industries. Currently, Ms. Hagen serves as Chief Technical Officer of Sonoma Biotherapeutics, a privately-held company leading the development of adoptive TREG cell therapies for autoimmune and inflammatory diseases. From 2019 to 2021, she sat on the board of directors of Ziopharm Oncology, Inc., a publicly-traded company developing immune-oncology gene and cell therapies. She also served as Ziopharm's interim CEO during 2021. Ms. Hagen is also co-founder and former Chief Strategy Officer of Vineti, Inc., a software platform company for cell and gene therapy supply chain management. Formerly, Ms. Hagen served as Global Chief Operating Officer at Sotio LLC, a biotechnology company developing new therapies for the treatment of cancer and autoimmune diseases using its immunotherapy platform and proprietary cell-based technologies, and as SVP of Operations for Dendreon Corporation. She began her career at Immunex Corporation where she held positions in drug development, supply chain and operations.

OTHER LEADERSHIP POSITIONS AND EXPERIENCES

Ms. Hagen currently serves on the board of directors of Obsidian Therapeutics, Inc., a privately-held organization focused on treating cancer through cell and gene therapies, and previously served as a board member of Lykan Biosciences, a private company focused on cell and gene manufacturing.

QUALIFICATIONS OF PARTICULAR RELEVANCE TO VERICEL

Ms. Hagen earned a B.S. in cell and molecular biology, M.S. in bioengineering, and M.B.A. at the University of Washington. The Board of Directors believes Ms. Hagen's qualifications to serve on our Board include her leadership roles in the biotechnology industry in a wide range of positions, as well as her significant expertise in manufacturing, quality and other technical operations in the biotechnology and pharmaceutical space.



Age: 68

Director Since: 2005

Other Current Public Company Directorships:
None

Vericel Board committee(s):
Audit and Compensation (Chair) Committees

Alan Rubino   Independent

Former Chief Executive Officer, Emisphere Technologies, Inc.

PROFESSIONAL HIGHLIGHTS

A Vericel Board member since 2005, Alan Rubino possesses a wealth of experience spanning nearly 40 years across a multitude of disciplines within the biotechnology and pharmaceutical industries. He recently served for seven years as CEO of Emisphere Technologies, Inc., a successful publicly-held drug delivery company, which was acquired by Novo Nordisk for $1.8B. He also was President and CEO of RenovaCare, a publicly-held biotechnology company, as well as CEO and co-founder of New American Therapeutics, Inc., which acquired Denavir from Novartis. New American was subsequently sold to Renaissance Pharma, LLC for a 49% IRR to investors. Prior to that, he was CEO and a co-founder of Akrimax Pharmaceuticals, LLC, where he in-licensed Tirosint from IBSA Institut Biochimique SA for the U.S. market. Mr. Rubino also spent 24 years with Roche where he served as a member of the executive committee for ten years and presided over 30 product launches and brand marketing execution plans and had leading roles in the acquisitions of Syntex Labs and Boehringer-Mannheim. Throughout his career, Mr. Rubino has provided enterprise-wide leadership over corporate, marketing, sales, business operations, supply chain and human resource management functions.

OTHER LEADERSHIP POSITIONS AND EXPERIENCES

Mr. Rubino has previously served on the boards of directors of numerous public and privately-held organizations, including SANUWAVE Health, Inc. and Genisphere, Inc., a privately-held company that provides a nanotechnology platform for targeted drug delivery. Since 2021, Mr. Rubino has served as the chairman of the board of directors of AMO Pharma Limited, a privately-held UK-based company developing therapies for rare genetic disorders including congenital myotonic dystrophy.

QUALIFICATIONS OF PARTICULAR RELEVANCE TO VERICEL

Mr. Rubino received a B.A. degree in economics from Rutgers University with a minor in biology/ chemistry and also completed post-graduate educational programs at the University of Lausanne and Harvard Business School. The Board of Directors believes Mr. Rubino's qualifications to serve on our Board include his financial acumen as well as his leadership roles in the life sciences industry in a wide range of positions, including those focused on sales and marketing and SEC matters. Additionally, Mr. Rubino possesses significant expertise in human resources, compensation and business development matters.



Age: 66

Director Since: 2015

Other Current Public Company Directorships:
Decibel Therapeutics

Vericel Board committee(s):
Audit (Chair) Committee

Kevin McLaughlin   Independent

Former Senior Vice President, Chief Financial Officer and Treasurer, Acceleron Pharma Inc.

PROFESSIONAL HIGHLIGHTS

Kevin McLaughlin has served as a Vericel Board member and the chair of its Audit Committee since 2015. Mr. McLaughlin has more than 40 years of financial and operating management experience spanning the biotech, high-tech and education industries. From 2010 to 2021, he served as Senior Vice President, Chief Financial Officer and Treasurer of Acceleron Pharma until its acquisition by Merck & Co., Inc. in December 2021. Prior to Acceleron, Mr. McLaughlin was SVP and CFO of Qteros, Inc., a cellulosic biofuels company, and co-founder, Chief Operating Officer and a director of Aptius Education, Inc., a publishing company. Prior to that, Mr. McLaughlin held several executive positions with PRAECIS Pharmaceuticals. He joined the company as their first CFO, later becoming Chief Operating Officer, and then President and Chief Executive Officer, and a member of the board of directors. He remained in this capacity until the sale of the company to GSK plc (formerly GlaxoSmithKline). He began his career in senior financial roles at Prime Computer and Computervision Corporation.

OTHER LEADERSHIP POSITIONS AND EXPERIENCES

Mr. McLaughlin is a member of the board of directors of Decibel Therapeutics, a clinical-stage and public biotechnology company dedicated to discovering treatments to restore and improve hearing and balance. He is also a member of the board of directors of Combined Therapeutics, Inc., a privately-held company focused on the development of mRNA treatments.

QUALIFICATIONS OF PARTICULAR RELEVANCE TO VERICEL

Mr. McLaughlin received a B.S. in business from Northeastern University and an M.B.A. from Babson College. The Board of Directors believes Mr. McLaughlin's qualifications to serve on our Board include his leadership roles in the biopharmaceutical industry in a wide range of positions and his expertise handling financial and accounting matters.



Age: 70

Director Since: 2015

Other Current Public Company Directorships:

- ContraFect Corporation
- SCYNEXIS, Inc.
- Akebia Therapeutics, Inc.

Vericel Board committee(s):
Compensation Committee

Steven Gilman, Ph.D.   Independent

Retired Chairman and Chief Executive Officer, ContraFect Corporation

PROFESSIONAL HIGHLIGHTS

Steven Gilman, Ph.D., a director since January 2015, served as the Chairman of the board of directors and Chief Executive Officer of ContraFect Corporation until his retirement in April 2019. He previously served as the Executive Vice President, Research & Development and Chief Scientific Officer at Cubist Pharmaceuticals from September 2010 until its acquisition by Merck & Co. in January 2015. Prior to joining Cubist, Dr. Gilman served as Chairman of the board of directors and Chief Executive Officer of ActivBiotics, Inc., a privately-held biopharmaceutical company, from March 2004 to October 2007. Previously, Dr. Gilman worked at Millennium Pharmaceuticals, Inc., where he held a number of senior leadership roles, including Vice President and General Manager, Inflammation. Prior to Millennium, he was Group Director at Pfizer Global Research and Development and has also held scientific, business, and academic appointments at Wyeth Pharmaceuticals, Inc., Cytogen Corporation, Temple Medical School, and Connecticut College.

OTHER LEADERSHIP POSITIONS AND EXPERIENCES

Dr. Gilman currently serves on the boards of directors of ContraFect Corporation, SCYNEXIS, Inc. and Akebia Therapeutics, Inc., and previously served on the board of directors of Momenta Pharmaceuticals, Inc. Dr. Gilman has also served on the board of directors of the Massachusetts Biotechnology Association and held advisory roles on the Penn State University biotechnology board and the Northeastern University drug discovery board.

QUALIFICATIONS OF PARTICULAR RELEVANCE TO VERICEL

Dr. Gilman received his B.A. in microbiology from Miami University of Ohio and Ph.D. and M.S. degrees in microbiology from Pennsylvania State University. Dr. Gilman performed his post-doctoral training at Scripps Clinic and Research Foundation. The Board of Directors believes Dr. Gilman's qualifications to serve on our Board include his leadership roles in the biopharmaceutical industry in a wide range of positions.



Age: 62

Director Since: 2015

Other Current Public Company Directorships:
Cynata Therapeutics Limited

Vericel Board committee(s):
Governance and Nominating Committee

Paul Wotton, Ph.D.   `Independent`

Former President and Chief Executive Officer, Obsidian Therapeutics, Inc.

PROFESSIONAL HIGHLIGHTS

Paul K. Wotton, Ph.D., has served as a Vericel Board member and as a member of the Board's Governance and Nominating Committee since 2015. Mr. Wotton is the former President and Chief Executive Officer and a board member of Obsidian Therapeutics, Inc., a position he held from 2019 until 2022. Previously, he was the founding President and Chief Executive Officer of Sigilon Therapeutics, Inc., a cell therapeutics company started in May 2016. Prior to that, he served as the President and Chief Executive Officer and as a member of the board of directors of Ocata Therapeutics, Inc. from July 2014 until its acquisition by Astellas Pharma US, Inc. in February 2016, where he also served as the Co-Chairman of the Integration Management Office from February 2016 until May 2016. Prior to Ocata, Dr. Wotton served as President and Chief Executive Officer and as a member of the board of directors of Antares Pharma, Inc. from October 2008 to June 2014. Prior to joining Antares, Dr. Wotton was the Chief Executive Officer of Topigen Pharmaceuticals. Prior to Topigen, he was the Global Head of Business Development of SkyePharma PLC. Earlier in his career, Dr. Wotton held senior level positions at Eurand International BV, Penwest Pharmaceuticals, Abbott Laboratories and Merck, Sharp and Dohme.

OTHER LEADERSHIP POSITIONS AND EXPERIENCES

Dr. Wotton serves as a member of the board of directors of Cynata Therapeutics Limited. He also serves as the Chair of the board of directors of Kytopen, a privately-held biotechnology company focused on developing cellular and genome engineering platforms. Previously, Dr. Wotton was a member of the board of directors and Chairman of the compensation committee of Veloxis Pharmaceuticals A/S, until its acquisition by Asahi Kasei in January 2020. Dr. Wotton is also past Chairman of the Emerging Companies Advisory Board of BIOTEC Canada and was named Ernst & Young Entrepreneur of the Year for Life Sciences, New Jersey, in 2014.

QUALIFICATIONS OF PARTICULAR RELEVANCE TO VERICEL

Dr. Wotton received his Bachelor's in Pharmacy, with honors, from University College London, his Ph.D. in pharmaceutical sciences from the University of Nottingham and his M.B.A. from Kingston Business School. The Board of Directors believes Dr. Wotton's qualifications to serve on our Board of Directors include his leadership roles in the life sciences industry in a wide range of positions.



Age: 48

Director Since: 2021

Other Current Public Company Directorships:
None

Vericel Board committee(s):
Governance and Nominating Committee

Lisa Wright   `Independent`

President and Chief Executive Officer, Community Health Choice, Inc.

PROFESSIONAL HIGHLIGHTS

A member of the Vericel Board of Directors since 2021, Lisa Wright is President and Chief Executive Officer of Community Health Choice, Inc., a position she has held since May 2020. Community Health Choice is a local, non-profit, Managed Care Organization (MCO), offering Children's Medicaid (STAR), CHIP (Children's Health Insurance Plan) and DSNP (Dual Special Needs Plan), and is a participant in the Health Insurance Marketplace. Ms. Wright oversees all aspects of the company located in Houston, Texas. Before joining Community Health Choice, Ms. Wright served as North Regional Medicare President for WellCare Health Plans from 2018 to 2020, where she was responsible for directing and leading the execution of business strategies for a billion dollar-plus region that included New York, New Jersey, Connecticut, Maine, Kentucky, North Carolina, and New Hampshire.

Prior to WellCare, Ms. Wright held several positions at UnitedHealthcare between 2014 and 2018, including President of the Dual Special Needs Plan, Medicare-Medicaid Plan and Nursing Facilities lines of business in Texas. In that capacity, she was responsible for the strategic direction that led to double-digit growth in revenue, risk-adjustment optimization and overall operational excellence. Ms. Wright began her career in a variety of roles of increasing responsibility at Anthem.

OTHER LEADERSHIP POSITIONS AND EXPERIENCES

Ms. Wright currently serves on the boards of directors of several non-profit organizations in Houston.

QUALIFICATIONS OF PARTICULAR RELEVANCE TO VERICEL

Ms. Wright received a B.A. in Communication from the University of Kentucky and a M.B.A. from the University of Maryland. The Board of Directors believes Ms. Wright's qualifications to serve on our Board include her strong strategic, operational and financial performance across a number of leading healthcare organizations as well as her deep expertise in the payer and provider aspects of the healthcare system.

Identifying and Evaluating Candidates for Director

The Governance and Nominating Committee evaluates and recommends to the Board of Directors the nominees for each election of directors. Both the Governance and Nominating Committee and the Board use a variety of methods for identifying and evaluating such nominees, and the Governance and Nominating Committee, in consultation with the Chairman and other Board members, regularly assesses the composition of the Board and each committee to evaluate their effectiveness and whether or not changes should be considered. The full Board annually determines the diversity of specific skills and characteristics that could improve the overall quality and ability of the Board to carry out its oversight of the Company and other functions.

The Governance and Nominating Committee's goal is to assemble a Board of Directors that brings to Vericel a variety of perspectives and skills derived from high quality business and professional experience, while considering the appropriate size of both the Board and its committees. In doing so, the Governance and Nominating Committee also considers candidates with appropriate non-business backgrounds. In general, the Governance and Nominating Committee seeks director nominees with the talents and backgrounds that provide the Board with an appropriate mix of knowledge, skills and experience for the needs of Vericel's business. There are no stated minimum criteria for director nominees, and the Governance and Nominating Committee may consider such other factors as it deems are in the best interests of Vericel and its shareholders. In general, and given Vericel's position as a leader in the biotechnology and medical technology space, the Board believes it should be comprised of persons with skills and experience in areas such as:

- Corporate strategy and development;
- Commercial sales and marketing;
- Commercial operations and execution;
- Research and development;
- Technical operations;
- Manufacturing of biotechnology and medical device products;
- Knowledge of the legal and compliance issues facing the life science industry;
- Experience concerning the policies and procedures of public and private payers in the medical technology and biopharmaceutical space;

- Corporate finance;
- Financial and/or accounting expertise and experience with regulatory and SEC requirements applicable to public companies;
- Organizational leadership, development and management;
- Public company management and disclosure; and
- Corporate risk assessment, management, and prior experience in the medical technology, biopharmaceutical and complex biologics industries.

The Governance and Nominating Committee also actively seeks out highly-qualified diverse candidates. In February 2020, the Board formalized its longstanding practice of considering women and minority candidates for open director positions by amending the Charter of the Governance and Nominating Committee and its Director Nominations Policy to clearly state that in filling each open director position the Governance and Nominating Committee will endeavor to actively seek out highly-qualified diverse candidates (including diversity on the basis of gender, race and ethnicity) to include in the pool from which director nominees are chosen. Additionally, in situations where the Governance and Nominating Committee engages a third-party search firm to assist in a Board member search, the policy requires that the search firm actively seek out highly qualified female and racially/ethnically diverse candidates, as well as individuals with diverse backgrounds, skills and experiences, to include in the candidate pool. The Board most recently added a member in 2021, when it conducted a nationwide search for a new director that resulted in the appointment of Lisa Wright on June 1, 2021.

The Governance and Nominating Committee recognizes that under applicable regulatory requirements at least one member of the Board of Directors must, and believes that it is preferable that, more than one member of the Board of Directors should, meet the criteria for an "audit committee financial expert" as defined by SEC rules, and that at least a majority of the members of the Board must meet the definition of "independent director" under the Nasdaq listing standards or the listing standards of any other applicable self-regulatory organization that Vericel is subject to or governed by. The Governance and Nominating Committee also believes that it is appropriate for at least one member of Vericel's management to participate as a member of the Board.

The Governance and Nominating Committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board of Directors that is up for re-election at an upcoming annual meeting of shareholders does not wish to continue in service, the Governance and Nominating Committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Governance and Nominating Committee and the Board are polled for suggestions as to individuals meeting the criteria of the Governance and Nominating Committee. Research may also be performed to identify qualified individuals. If the Governance and Nominating Committee believes that the Board requires additional candidates for nomination, the Governance and Nominating Committee may explore alternative sources for identifying additional candidates. This may include engaging, as appropriate, a third-party search firm to assist in identifying qualified candidates.

Shareholder Recommendations

The Governance and Nominating Committee will evaluate any recommendation for director nominees proposed by a shareholder who (i) has continuously held at least 1% of the outstanding shares of our common stock entitled to vote at the annual meeting for at least one year by the date the shareholder makes the recommendation, and (ii) undertakes to continue to hold the common stock through the date of the meeting. In order to be evaluated in connection with Vericel's established procedures for evaluating potential director nominees, any recommendation for a director nominee submitted by a qualifying shareholder must be received by Vericel no later than 120 days prior to the anniversary of the date proxy statements were made available to shareholders in connection with the prior year's annual meeting. Any shareholder recommendation for a director nominee must be submitted to the General Counsel and Secretary, in writing, at 64 Sidney St., Cambridge, Massachusetts 02139, and must contain the following information:

- A statement by the shareholder that he/she is the holder of at least 1% of our common stock and that the stock has been held for at least one year prior to the date of the submission and that the shareholder will continue to hold the shares through the date of the annual meeting;
- The candidate's name, age, contact information and current principal occupation or employment;
- A description of the candidate's qualifications and business experience during, at a minimum, the last five years, including the candidate's principal occupation and employment and the name and principal business of any corporation or other organization at which the candidate was employed; and
- The candidate's resume.

The Governance and Nominating Committee will evaluate recommendations for director nominees submitted by directors, management or qualifying shareholders in the same manner, using the criteria stated above.

All directors and director nominees will submit a completed director and officer questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Governance and Nominating Committee.

Board's Role and Responsibilities

Overall Role of the Board of Directors

The Board is elected by the shareholders to oversee their interests in the long-term success of the Company. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the shareholders. The core responsibility of a director is to fulfill his or her duties of care and loyalty and to otherwise exercise sound business judgment in the best interests of Vericel and its shareholders. The Board oversees the proper safeguarding of the Company's assets, the maintenance of appropriate financial and other internal controls and the Company's compliance with applicable laws and regulations and proper governance. The Board selects the Chief Executive Officer (or "CEO") and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

Key Responsibilities of the Board

Oversight of Corporate Strategy

- The Board oversees and monitors strategic and long-range planning
- The Board and its committees routinely engage with senior management on critical business matters that are tied to the Company's long-term strategy
- Senior management is tasked with executing business strategy and providing regular updates to the Board

Oversight of Risk Management

- The Board oversees risk management
- The Board's individual committees play key roles in monitoring and managing risk areas particular to Vericel's core business
- Senior management is charged with managing risk, through the development and implementation of robust internal processes and effective internal controls

Oversight of ESG and Human Capital Management

- The Board, through the Governance and Nominating Committee, oversees management of the Company's strategy, initiatives, opportunities and reporting on material ESG matters, including DE&I
- The Board oversees the creation and retention of a talented employee base
- The Board maintains responsibility for succession planning for the CEO and other key members of the senior management team

Oversight of Corporate Strategy

Our Board actively oversees management's establishment and execution of corporate strategy, including major business and organizational initiatives, annual budget and long-term strategic plans, capital allocation priorities and corporate development opportunities. Our Board also reviews and approves strategic transactions, including significant investments, acquisitions and collaborations. At the Board and committee meetings and throughout the year, our Board regularly receives information and formal updates from our management and actively engages with the senior leadership team with respect to our corporate strategy. The Board's independent directors also hold regularly scheduled executive sessions at which strategic matters are discussed.

Board's Role in the Oversight of Risk Management

Vericel management is responsible for assessing and managing risk to the Company, subject to the oversight of the Board. The Board exercises its oversight responsibility directly and through its committees. The Board considers specific risk topics directly, such as risks associated with the Company's overall strategy, including clinical, product development, and financing strategies, business continuity, crisis preparedness and corporate reputational risks. The Board is kept informed of the committees' risk oversight activities through periodic reports to the Board. The Board and its committees meet regularly with members of management responsible for managing risk.

The committees of the Board of Directors execute their oversight responsibility for risk management as follows:



Audit Committee

The Audit Committee has primary responsibility for overseeing risk associated with:

- the Company's financial and accounting systems, as well as the work performed by Vericel's independent registered public accounting firm and internal audit team;
- accounting policies;
- investment strategies;
- finance-related reporting;
- regulatory compliance, and risks associated with the manufacturing and production of the Company's approved products; and
- the Company's data security and information systems and technology, including cybersecurity.

The Audit Committee also reviews transactions between Vericel and its officers, directors, affiliates of officers and directors or other related parties for conflicts of interest. The Audit Committee also receives regular reports and feedback from Vericel's Chief Compliance Officer concerning the health of the Company's Compliance Program as well as management's Enterprise Risk assessment of the organization.



Compensation Committee

The Compensation Committee is responsible for overseeing risks related to Vericel's cash and equity-based compensation programs and practices and ensuring that executive and employee compensation plans are appropriately structured so that they do not incentivize excessive risk-taking and are not reasonably likely to have a material adverse effect on Vericel.



Governance and Nominating Committee

The Governance and Nominating Committee is responsible for overseeing risks related to the composition and structure of the Board of Directors, its committees and our corporate governance, and works to ensure that our corporate governance does not encourage or promote excessive risk-taking on the part of the Board of Directors or by Vericel employees.



Cybersecurity Risk Management

Cybersecurity is a particular risk management focus area for the Company, with both the full Board and the Audit Committee providing oversight.

Role of Management:

- Our Chief Operating Officer is responsible for managing our data security and IT program, which comprises both an internal IT team and external IT experts.
- Throughout 2022, management worked extensively with external consultants to evaluate the Company's cybersecurity incident response planning framework and to develop an enhanced enterprise-wide incident response plan to be deployed in the event of, and to help mitigate the impact of a cybersecurity incident. The Board was actively engaged in this endeavor and received periodic updates and reports concerning the Company's progress.

Board and Committee Updates:

- The Audit Committee receives semi-annual reports from management concerning both the cybersecurity risks facing the Company and various mitigation and protective measures that are currently being implemented across the organization.
- The Board also receives reports from management on these issues on a quarterly basis.

Continuing Education:

- The Board receives annual training on cybersecurity matters and emerging threat areas from outside experts in the field.

Oversight of Environmental, Social and Governance Matters

Our Governance and Nominating Committee periodically reviews and oversees management of Vericel's strategy, initiatives, risks, opportunities and related reporting with respect to significant ESG matters. In that connection, the Governance and Nominating Committee oversees corporate ESG matters as they pertain to the Company's business and long-term strategy and identifies emerging trends and issues that may affect our operations, performance and external stakeholder relationships. Importantly, the Governance and Nominating Committee periodically receives updates on the Company's ongoing and future ESG programs, products and disclosures, the Company's progress and performance against ESG goals and the Company's corporate social responsibility and diversity and inclusion programs and activities.

Human Capital Management

The Board is actively engaged in overseeing the Company's people and culture strategy. Our Board believes that human capital management and succession planning, including DE&I initiatives, are vital to Vericel's continued success. Our Board's involvement in leadership development and succession planning is ongoing, and the Board provides input on important decisions in each of these areas. Our Board, with leadership from our Chairman, has primary responsibility for succession planning for the Chief Executive Officer and talent retention and development programs for members of senior management. Our Compensation Committee performs an annual formal evaluation of the Chief Executive Officer in consultation with the Governance and Nominating Committee, recommends to the Board an emergency succession plan that covers such matters as the unexpected departure, disability or death of the CEO or other key members of senior management.

During 2022, the Board again approved a specific ESG-related corporate goal for management, which included the creation and publication of the Company's inaugural ESG Report. This past year, our ESG goals also focused on the continuation of robust DE&I awareness and education programs for management and employees, and on enhancing DE&I initiatives at all levels of the organization through the work of our Company-level Diversity and Inclusion Advisory Committee, which has a direct line of communication to our Executive Leadership Team. The Company executed on the Board's direction during the past year, achieving all of its ESG-related initiatives.

Management Succession Planning

At least annually, the Governance and Nominating Committee meets with our CEO to discuss succession planning for the executive management team. The Governance and Nominating Committee also considers the procedure for timely and efficient transfer of CEO responsibilities in the event of an emergency or the sudden incapacity, death, resignation or retirement of Mr. Colangelo, or the occurrence of any other event that would have a material impact on Mr. Colangelo's ability to fulfill his job duties.

Code of Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors as well as a separate Code of Ethics for Senior Financial Officers. These documents are available on the Investor Relations page of our website, www.vcel.com. We will also make information related to any amendments to, or waivers from, these Codes of Ethics available on the website as required by law.

Board Structure

Board Leadership Structure

The Board of Directors does not have a formal policy on whether the positions of CEO and Chairperson of the Board should be separate or united, but rather will make that determination from time to time in its judgment. The Chairperson of the Board is currently an independent director, but if the Chairperson of the Board is not independent, the Board will appoint an independent lead director. The Chairperson of the Board shall preside at all meetings of the Board and the shareholders, and shall perform such other duties, and exercise such powers, as prescribed by the Bylaws or by the Board from time to time. If the Chairperson of the Board is not independent and a lead director has been appointed, he or she shall preside at executive sessions of the independent directors and will bear such further responsibilities as the Board may designate from time to time. Currently, Dr. Zerbe serves as the Board's independent Chairman.

The independent members of the Board of Directors have periodically reviewed this leadership structure and believe it is appropriate for Vericel at the current time. The CEO is responsible for setting the strategic direction for Vericel, as well as the day-to-day leadership and performance of the Company, while the Chairman of the Board of Directors provides guidance to the CEO and sets the agenda for, and presides over, meetings of the full Board of Directors. The CEO and Chairman of the Board of Directors provide leadership to the Board and work with it to define its structure and activities in the fulfillment of its responsibilities. The Chairman of the Board of Directors presides over executive sessions and ensures that no conflict of interest arises between management and the functions of the Board of Directors and facilitates communication among the directors. The Chairman of the Board and the CEO work together to provide an appropriate information flow to the Board, and the Chairman works with other Board members to provide strong, independent oversight of Vericel's management and affairs. Thus, the Board of Directors believes that the current structure balances the needs for the CEO to run Vericel on a day-to-day basis with the benefit provided to Vericel by significant involvement and leadership of an independent Chairman of the Board of Directors.

Board Independence

The Board of Directors has affirmatively determined that all of the members of the Board and each director nominee, other than Mr. Colangelo, are independent within the meaning of the director independence standards of Nasdaq and the SEC. Mr. Colangelo is not considered independent because of his current employment as the President and CEO of Vericel. There are no family relationships between any of our directors and any of our executive officers.

Executive Sessions

Applicable Nasdaq listing standards require that the independent directors meet from time-to-time in executive sessions. In fiscal year 2022, our independent directors met in regularly scheduled executive sessions with only independent directors present at each Board and committee meeting.

Committees of the Board

 ## Audit Committee



Kevin McLaughlin
Chairperson

Members:

 **Alan Rubino**

 **Robert Zerbe, M.D.**

RESPONSIBILITIES

Under the terms of its current Charter, the Audit Committee's responsibilities include, in part:

- Reviewing with Vericel's independent accountants and management the annual financial statements and independent accountants' opinion;
- Reviewing the scope and results of the examination of Vericel's financial statements by the independent accountants;
- Reviewing all professional services performed by, and related fees of, the independent accountants;
- Approving the retention of the independent accountants; and
- Periodically reviewing Vericel's accounting policies and internal accounting and financial controls.

The Audit Committee may delegate duties or responsibilities to subcommittees or to one member of the Audit Committee. During the fiscal year ended December 31, 2022, the Audit Committee held four (4) meetings. All members of our Audit Committee are independent (as independence is defined in Rule 5605(a)(2) and as required under Rule 5605(c)(2) of the Nasdaq listing standards). Since March 2015, Mr. McLaughlin, an independent director, has been designated as an audit committee financial expert as defined by the rules of the SEC. The Audit Committee acts pursuant to a written charter, a current copy of which is available on the Investor Relations page of our website, www.vcel.com. For additional information concerning the Audit Committee, see "Report of the Audit Committee of the Board of Directors."

PAST-YEAR HIGHLIGHTS

In addition to its important oversight of Vericel's financial statements and of our independent registered public accounting firm, during 2022 the Audit Committee received regular reports and provided key oversight of risk management activities at the organization level, to include management's significant enhancements to the Company's cybersecurity readiness.



Compensation Committee



Alan Rubino
Chairperson

Members:


Heidi Hagen


Steven Gilman, Ph.D.

RESPONSIBILITIES

Under the terms of its current Charter, the Compensation Committee's responsibilities include, in part:

- Determining and approving salary and bonus levels and equity award grants with respect to executive officers, and making recommendations to the Board of Directors regarding Mr. Colangelo's compensation;
- Determining and approving equity award grants with respect to all employees;
- Reviewing and proposing to the Board of Directors changes in director compensation; and
- Retaining and approving the compensation of any compensation advisers and evaluating the independence of any such compensation advisers.

In carrying out these responsibilities, the Compensation Committee reviews all components of executive officer compensation for consistency with the Committee's compensation philosophy and strategy as well as relevant compensation guidelines. The Compensation Committee may delegate duties or responsibilities to subcommittees or to one member of the Committee. During the fiscal year ended December 31, 2022, the Compensation Committee held four (4) meetings. All members of our Compensation Committee are independent (as independence is defined in Rule 5605(a)(2) of the Nasdaq listing standards). The Compensation Committee acts pursuant to a written Charter, a current copy of which is available on the Investor Relations page of our website, www.vcel.com.



Governance and Nominating Committee



Heidi Hagen
Chairperson

Members:


Lisa Wright


Paul Wotton, Ph.D.

RESPONSIBILITIES

Under the terms of its current Charter, the Governance and Nominating Committee's responsibilities include, in part:

- Assisting Vericel's Board of Directors in fulfilling its responsibilities by reviewing and reporting to the Board of Directors on (i) corporate governance compliance mechanisms, (ii) corporate governance roles amongst management and directors, and (iii) establishing a process for identifying and evaluating nominees for the Board of Directors; and
- Considering qualified candidates for appointment and nomination for election to the Board of Directors and making recommendations concerning such candidates.

Consistent with this function, the Governance and Nominating Committee encourages continuous improvement of, and fosters adherence to, our corporate governance policies, procedures and practices at all levels. The Governance and Nominating Committee may delegate duties or responsibilities to subcommittees or to one member of the Governance and Nominating Committee. During the fiscal year ended December 31, 2022, the Governance and Nominating Committee held four (4) meetings. All members of the Governance and Nominating Committee are independent (as independence is defined in Rule 5605(a)(2) of the Nasdaq listing standards). The Governance and Nominating Committee acts pursuant to a written charter, a current copy of which is available on the Investor Relations page of our website, www.vcel.com.

PAST-YEAR HIGHLIGHTS

As part of the Board's regular governance enhancement process, and recognizing the need for effective and centralized oversight of the Company's ESG strategies, opportunities and risks, during 2022 the Governance and Nominating Committee amended its charter to memorialize its oversight responsibility for ESG matters, including important corporate responsibility and DE&I initiatives.

Board Practices, Policies and Processes

History of Commitment to Good Governance Practices

Board Practices

- Non-employee members meet in **executive session** without management at each regularly scheduled Board and committee meeting
- **7 of 8** director nominees are independent
- Director **education** programs

Board Enhancement

- Board **performance evaluations** and assessment of needed skills
- Commitment to **diversity** and Board refreshment

Shareholder Rights

- **No** active **Shareholder Rights Plan**
- **Robust stock ownership guidelines** that apply to our directors and named executive officers

Board Meetings and Committees

During the fiscal year ended December 31, 2022, the Board of Directors held six (6) meetings. Each director serving on the Board of Directors during 2022 attended 100% of the meetings of the full Board and 100% of the meetings of the committees on which he or she served.

Director Attendance at Annual Meetings

The Board of Directors has adopted a Board Member Attendance at Annual Meetings Policy. This policy is available on the Investor Relations page of our website, www.vcel.com. All of the directors attended our 2022 annual meeting of shareholders, which was held in April 2022 and conducted in a virtual, audio webcast format.

Shareholder Communications with Directors

Our relationship with our shareholders is an important part of our corporate governance program. Engaging with shareholders helps us to understand how they view the Company, set goals and expectations for our performance and identify emerging issues that may affect our strategies, corporate governance, compensation practices or other aspects of our operations. The Board of Directors has adopted a Shareholder Communications with Directors Policy to inform shareholders how they may pose questions or communicate their views to our Board of Directors. The Shareholder Communications with Directors Policy is available on the Investor Relations page of our website, www.vcel.com.

Director Continuing Education

The Board of Directors recognizes the importance of ensuring that its members are continuously updated on matters of importance to its oversight of the Company from both an internal and external perspective. The Governance and Nominating Committee maintains responsibility for determining issues and subject matter areas that require further education for Board members, whether because of external developments or changes in Company direction. During 2022, the Board of Directors received education from Vericel's General Counsel and outside advisors in the areas of cybersecurity, sustainability, and ESG matters.

Certain Relationships and Related-Party Transactions

The Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related-party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, and as a general matter, it is Vericel's preference to avoid related-party transactions.

Our Audit Committee has primary responsibility for reviewing and approving in advance, or ratifying, all related-party transactions. In conformance with SEC regulations, we define related persons to include our executive officers, our directors and nominees to become directors of our Company, any person who is known to us to be a beneficial owner of more than 5% of any class of our voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or in which such a person has a 5% or greater beneficial ownership interest.

We have several processes that we use to ensure that we identify and review all related-party transactions. First, each executive officer is required to notify either our General Counsel or Chief Financial Officer of any potential transaction that could create a conflict of interest, and the General Counsel or Chief Financial Officer is required to notify the Audit Committee of the potential conflict. The directors, President and Chief Executive Officer, Chief Financial Officer and General Counsel are required to notify the Audit Committee of any potential transaction that could create a conflict of interest. Second, each year, we require our directors and executive officers to complete directors' and officers' questionnaires identifying any transactions with us in which the executive officer or director or their family members have an interest.

The Audit Committee reviews related-party transactions due to the potential for such transactions to create a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with our interests. Our Board and its committees only approve a related-party transaction if it is determined that a transaction is in the best interests of shareholders or is at least not inconsistent with those interests. This includes situations where the Company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated party. There were no such reportable relationships or related party transactions during the fiscal year ended December 31, 2022.

Compensation of Directors

Our directors play a critical role in guiding our strategic direction and overseeing the management of Vericel. The many responsibilities and risks and the substantial time commitment of being a director require that we provide adequate compensation commensurate with our directors' workload and opportunity costs. Our philosophy is to provide competitive compensation necessary to attract and retain high-quality non-employee directors and appropriately compensate them for the time, expertise and effort required to serve as a director of a commercial stage, publicly-traded company that operates in a dynamic and highly-regulated industry. Non-employee directors receive a combination of annual cash retainers and stock option and RSU grants in amounts that correlate to their responsibilities and levels of Board participation, including service on Board committees. At least every three years, the Compensation Committee engages an independent consultant to perform an analysis of the non-employee director compensation program. In 2022, the Compensation Committee engaged Frederic W. Cook & Co., Inc. ("FW Cook") to perform an independent review of the compensation program for non-employee directors.

The director compensation table reflects all compensation awarded to, earned by or paid to our non-employee directors for the fiscal year ended December 31, 2022.

Director[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Total ($)
Robert Zerbe	90,000	83,174	126,874	300,048
Kevin McLaughlin	70,000	83,174	126,874	280,048
Alan Rubino	75,000	83,174	126,874	285,048
Heidi Hagen	67,500	83,174	126,874	277,548
Paul Wotton	55,000	83,174	126,874	265,048
Steven Gilman	57,500	83,174	126,874	267,548
Lisa Wright	55,000	83,174	126,874	265,048

[1] As permitted by SEC rules, Mr. Colangelo's compensation from the Company for 2022 is set forth in the 2022 Summary Compensation Table. Mr. Colangelo did not receive any additional compensation for his service as a director.

[2] Amount reflects the grant date fair value of awards of time-based RSUs made to the named director in 2022, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 7 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 23, 2023.

[3] Amount reflects the grant date fair value of stock option awards made to the named director in 2022, calculated in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 7 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 23, 2023.

Additionally, non-employee directors held the following unvested RSUs and unexercised stock options as of December 31, 2022:

Director	Stock Awards	Shares Underlying Stock Options
Robert Zerbe	2,600	66,750
Alan Rubino	2,600	114,250
Heidi Hagen	2,600	108,250
Steven Gilman	2,600	61,750
Kevin McLaughlin	2,600	109,250
Paul Wotton	2,600	13,000
Lisa Wright	3,467	15,627

Fees Earned or Paid in Cash. The Chairman of the Board of Directors receives an annual fee of $90,000 paid in equal quarterly increments and does not receive additional fees for service as a member of the Board of Directors or as an individual committee member. Each other non-employee director receives an annual fee of $50,000 paid in equal quarterly increments. The chairperson of each standing committee receives an additional annual fee of $20,000 for the Audit Committee, $15,000 for the Compensation Committee and $10,000 for the Governance and Nominating Committee. The non-chair members of the Audit Committee each receives an additional $10,000 annual fee, each non-chair committee member of the Compensation Committee receives an additional $7,500 annual fee and each non-chair committee member of the Governance and Nominating Committee receives an additional annual fee of $5,000, in each case payable quarterly.

Equity Awards. Under Vericel's 2022 Omnibus Incentive Plan (the "2022 Plan") and Vericel's Amended and Restated Non-Employee Director Compensation Guidelines, each non-employee director who continues to serve beyond an annual meeting receives a stock option to purchase 6,500 shares granted on the date of each annual meeting, with an exercise price equal to the fair market value of our common stock on the date of grant, and a grant of 2,600 RSUs. Each non-employee director received a stock option to purchase 6,500 shares and a grant of 2,600 RSUs at the 2022 annual meeting. Such stock options vest in equal monthly increments over a period of one year, subject to continued service through the applicable vesting dates. The RSUs vest on the earlier of the first anniversary date of the RSU grant or the date of the first annual meeting following the grant, subject to continued service through the vesting date. Newly-elected directors joining the Board of Directors during the period between annual meetings receive a grant representing a pro-rata amount of the shares subject to the option (reflecting the period of time until the next annual meeting) and a pro-rata amount of the annual RSUs awarded (reflecting the period of time until the next annual meeting).

In addition, each future non-employee director who joins the Board of Directors will also receive a one-time initial stock option to purchase 3,250 shares on the date of such director's appointment, which will vest in equal monthly installments over three years, subject to continued service through the applicable vesting dates and a one-time initial grant of 1,300 RSUs, which will vest in 1/3 annual increments over the course of three years, subject to continued service through the applicable vesting dates. Stock options issued to directors shall terminate and may no longer be exercised after the first to occur of (a) the expiration date of the option, (b) 24 months after the date on which the director's service with Vericel is terminated, or (c) a change-in-control to the extent provided in the stock option agreement. Non-employee directors have the ability, under Vericel's Non-Employee Director Deferred Compensation Program, to elect to receive RSUs upon vesting or RSUs with a deferred settlement. A non-employee director must elect to defer the receipt of a RSU grant by December 31st of the year prior to the grant and during an open-trading window; provided, however, newly elected non-employee directors must make an election within thirty (30) days of joining the Board. RSUs with deferred settlement are subject to vesting but the shares are not issued until the earlier of (i) the non-employee director's separation from service with Vericel, or (ii) a change-in-control, as defined in the 2022 Plan. Further, under the Non-Employee Director Deferred Compensation Program, upon the occurrence of such event, the amounts credited in the non-employee director's account shall be paid in shares of stock as soon as practicable, but in no event after the last day of the calendar year in which the event occurs or two and one-half months after the event occurs, whichever comes later.

Stock Ownership Guidelines for Directors

In April 2021, the Board adopted Stock Ownership Guidelines applicable to non-employee directors. Pursuant to these guidelines, non-employee directors are expected to meet share ownership targets that are determined based on their annual retainer within five years of the adoption of the guidelines. In addition, non-employee directors who join the Board after the establishment of the guidelines have five years from such date to reach their target. The share ownership target for non-employee directors is three times (3X) their annual retainer.

Executive Compensation

PROPOSAL 2:

Advisory Vote to Approve the Compensation of Our Named Executive Officers

✓ The Board of Directors unanimously recommends a vote **FOR** the approval of this resolution.

Overview

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), this proposal gives our shareholders the opportunity to vote to approve or not approve, on an advisory basis, the compensation of our named executive officers. This is commonly known, and referred to herein, as a "say-on-pay" proposal or resolution. Under Section 14A(a)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), generally, each public company must submit a say-on-pay proposal to its shareholders not less frequently than once every three years. We intend to hold an advisory vote to approve the compensation of our named executive officers annually until at least the next advisory vote on the frequency of such advisory say-on-pay votes, which will occur no later than our 2024 annual meeting.

As discussed under the Compensation Discussion and Analysis ("CD&A") below, we believe that our executive compensation programs emphasize sustainable growth through a pay-for-performance orientation and a commitment to both operational and organizational execution. We believe that the compensation program for our named executive officers was instrumental in helping us achieve strong strategic and financial performance in 2022, notwithstanding the lingering impacts of the COVID-19 pandemic.

We are asking our shareholders to vote "FOR" the following resolution at our Annual Meeting:

"RESOLVED, that the compensation paid to Vericel's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the compensation tables and narrative discussion, is hereby APPROVED."

We are asking shareholders to indicate their support for our named executive officers' compensation as described in this Proxy Statement. This vote is not limited to any specific item of compensation, but rather addresses the overall compensation of our named executive officers and our philosophy, policies and practices relating to their compensation as described in this Proxy Statement pursuant to Item 402 of Regulation S-K.

Vote Required

The say-on-pay resolution is advisory, and therefore will not have any binding legal effect on Vericel, the Board of Directors or the Compensation Committee. However, the Board of Directors and the Compensation Committee value the opinions of our shareholders and intend to take the results of the vote on this proposal into account in its future decisions regarding the compensation of our named executive officers. Abstentions and broker non-votes will have no effect on this Proposal 2. If you sign and submit your proxy card without marking your voting instructions, your shares will be voted "FOR" Proposal 2.

We believe that our compensation program for our named executive officers is in the best interests of Vericel and the Company's shareholders.

Vericel's Executive Officers



Dominick Colangelo

President and Chief Executive Officer

Dominick Colangelo, age 59, joined Vericel in 2013 with more than 20 years of executive management and corporate development experience in the biopharmaceutical industry, including nearly a decade with Eli Lilly and Company. During his career, he has held a variety of executive positions of increasing responsibility in product development, pharmaceutical operations, sales and marketing, and corporate development. He has extensive experience in the acquisition, development, and commercialization of products across a variety of therapeutic areas. During his tenure at Eli Lilly and Company, Mr. Colangelo held positions as Director of Strategy and Business Development for Lilly's Diabetes Product Group and also served as a founding Managing Director of Lilly Ventures. Mr. Colangelo received his B.S.B.A. in Accounting, Magna Cum Laude, from the State University of New York at Buffalo and a J.D. degree, with Honors, from the Duke University School of Law.



Joe Mara

Chief Financial Officer

Joe Mara, age 48, joined Vericel in January 2021 with more than 20 years of financial, strategic and operational experience, including more than 14 years of experience in the biotech industry. Prior to joining Vericel, Mr. Mara served as Vice President, Finance and Head of Investor Relations at Biogen Inc. While at Biogen, Mr. Mara held several finance leadership roles, including Vice President, Global Financial Planning and Analysis and Strategic Corporate Finance and Vice President, U.S. Finance and Operations. Mr. Mara worked across the entire Biogen organization in roles of increasing responsibility within Finance, including R&D, Corporate Finance, Corporate Strategy and Commercial operations, supporting company strategy, business development and several commercial launches. Prior to joining Biogen, Mr. Mara held finance and strategy roles in the financial services and technology industries, including at Thomson Reuters Corporation and Fidelity Investments. Mr. Mara earned a B.A. degree in Economics and International Studies from Northwestern University and an M.B.A. from the Sloan School of Management at M.I.T.



Michael Halpin

Chief Operating Officer

Michael Halpin, age 61, joined Vericel in April of 2017 with over 28 years of regulatory, quality assurance, and clinical research experience with a variety of medical device, combination product, small molecule, biologic, and advanced therapy technologies. Prior to joining Vericel, Mr. Halpin was with Sanofi and Genzyme Corporation, most recently as Vice President, North American region regulatory head with responsibility for Sanofi Genzyme's rare disease, immuno-inflammatory, multiple sclerosis and other business unit products. Mr. Halpin has also served as Vice President, Regulatory Affairs for Genzyme's biosurgery division, with regulatory oversight of all biosurgery and cell and gene therapy products, including Epicel, and MACI. Prior to Genzyme, Mr. Halpin held a number of regulatory, quality, and clinical affairs positions at several medical device companies, including Abbott/MediSense, C.R. Bard, and Abiomed, Inc. Mr. Halpin received his master's degree in biomedical engineering and bachelor's degree in biochemistry from the University of Virginia.



Sean Flynn

Senior Vice President, General Counsel and Secretary

Sean Flynn, age 49, joined Vericel in 2019, having served as corporate and litigation counsel for nearly 20 years in both the public and private sectors. Prior to joining Vericel, Mr. Flynn held the position of Vice President and General Counsel of Verastem, Inc. where he was responsible for all legal matters across the organization. Mr. Flynn also served as Associate General Counsel and Chief Compliance Officer for Abiomed, Inc. during a period of rapid revenue and market growth. In that capacity, Mr. Flynn handled a wide variety of business and legal matters for the organization, while maintaining responsibility for the compliance readiness of the company on a global scale. Prior to joining Abiomed, Mr. Flynn served for seven years as a federal prosecutor with the Offices of the United States Attorney for the Eastern District of California and the Eastern District of New York. Mr. Flynn began his legal career as a litigator with Bingham McCutchen LLP, after clerking for the Honorable Ruggero J. Aldisert, Senior Circuit Judge, United States Court of Appeals for the Third Circuit, and after receiving his Juris Doctor, cum laude, from Vermont Law School. Prior to beginning his legal career, Mr. Flynn served as an Air Defense Artillery Officer in the United States Army, having graduated from the United States Military Academy at West Point in 1995.



Dr. Jonathan Hopper

Chief Medical Officer

Jonathan Hopper, age 60, is a seasoned industry executive with previous experience as a surgeon and government regulator. He qualified in medicine in the United Kingdom in 1987 and trained as an orthopedic and trauma surgeon, gaining additional clinical experience in Accident and Emergency, Sports Medicine and Trauma Intensive Care. Dr. Hopper became a Fellow of the Royal College of Surgeons of Edinburgh in 1992. In 1997, he joined the UK's Senior Civil Service as a senior medical officer at the UK's Department of Health, regulating medical device manufacturers and advising senior government officials and Ministers of State. Dr. Hopper attained the degree M.B.A. (Health Executive) from the University of Keele in 2003. In 2006, Dr. Hopper joined the medical device industry and moved to the United States in 2009. He has held various Global Medical Affairs and Clinical Development Executive roles for ConvaTec, Stryker, Osiris Therapeutics and Ferring Pharmaceuticals. Dr. Hopper joined Vericel in August 2018 and leads the Clinical Development, Pharmacovigilance and Medical Affairs functions.

Compensation Discussion and Analysis

The Compensation Committee of our Board of Directors, which is comprised solely of independent directors as defined by Nasdaq, outside directors as defined by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and non-employee directors as defined by Rule 16b-3 of the Exchange Act, has been delegated the authority and responsibility to review and determine (and in the case of our Chief Executive Officer, Mr. Colangelo, recommend for approval by the Board of Directors) the compensation packages of our executive officers. Other information concerning the structure, roles and responsibilities of our Compensation Committee is set forth in the "Committees of the Board—Compensation Committee" section of this Proxy Statement.

A discussion of the policies and decisions that shape our executive compensation program, including the specific objectives and elements, is set forth below.

This CD&A focuses on the compensation for our CEO, our Principal Financial Officer, and our three other most highly compensated executive officers. Collectively, these officers are referred to as the named executive officers or NEOs. Our NEOs for 2022 are:

Dominick Colangelo
Joe Mara
Michael Halpin
Sean Flynn
Jonathan Hopper

Executive Summary

Executive Compensation Objectives and Philosophy

The objectives of our executive compensation program are to attract, retain and motivate talented executives who are critical for the continued growth and success of Vericel and to align the interests of these executives with those of our shareholders. As such, our executive compensation program seeks to focus our leadership team on those key metrics that are critical drivers for executing on the Company's strategy and achieving long-term sustainable growth. We foster a pay-for-performance culture by setting metrics in our incentive compensation plans that reflect our business plan, the operating framework for achieving it and the goals we communicate to investors. We set target performance levels that are challenging but achievable and are aligned with our strategy and our longer-term financial outlook. To this end, our compensation programs for executive officers are designed to achieve the following objectives:

1 Attract talented and experienced executives to join Vericel

2 Maintain a culture of "pay for performance"

3 Motivate, reward and retain executives whose knowledge, skills and performance are critical to our success

4 Ensure fairness among the executive management team by recognizing the contributions each executive makes to our success

5 Focus executive behavior on the achievement of our corporate mission and short-term and long-term corporate objectives and strategy

6 Align the interests of management and shareholders by providing management with longer-term incentives through equity ownership

Elements of Compensation

We strive to provide an effective mix of compensation elements, including providing an appropriate balance between current and long-term compensation and between cash and equity incentive compensation. Cash payments are primarily aligned with and reward short-term performance, while equity awards encourage our named executive officers to deliver sustained strong results over multi-year performance periods, thereby encouraging strong performance, ensuring fairness among the executive management team by recognizing the contributions each executive makes to our success, supporting our talent attraction and retention objectives, and fostering alignment with investors.

VERICEL

Target Total Direct Compensation

CEO



Performance-based

■ 9% Base Salary

■ 7% Annual Non-Equity Incentive Compensation

■ 84% Long-Term Equity Incentive Compensation

Other NEOs



Performance-based

■ 18% Base Salary

■ 9% Annual Non-Equity Incentive Compensation

■ 73% Long-Term Equity Incentive Compensation

Highlights of 2022 Performance and Impact on Executive Pay

OUR STRATEGY

Vericel is a high-growth commercial-stage biopharmaceutical company, which markets two autologous cell therapy products, MACI and Epicel, and one specialty biologic product, NexoBrid, in the United States. Our objective is to become the leading developer of advanced therapies for the sports medicine and severe burn care markets. In pursuing this strategy, we seek to increase our commercial product revenue by increasing the number of surgeons implanting MACI, the average number of MACI procedures each such surgeon performs, expanding the clinical indications for which the MACI procedure is approved, and optimizing the ease of use of the MACI procedure for surgeons through, among other efforts, developing and potentially commercializing an arthroscopic delivery method for MACI. Additionally, we seek to increase our burn care revenues by expanding the number of burn centers and surgeons consistently using Epicel, and achieving the successful launch and long-term growth of NexoBrid in the U.S. market beginning later this year.

Led by its executive management team, Vericel delivered strong performance during 2022, as the Company achieved record full-year commercial revenues of $164.4 million. The Company's 2022 commercial and financial performance was accomplished notwithstanding the lingering impacts of the COVID-19 pandemic, particularly during the first half of 2022, which caused disruptions in the healthcare industry that affected both the scheduling of elective MACI surgeries, as well as patient behavior. Nevertheless, the Company was able to drive record full-year MACI revenue of $132 million, representing growth of 18% over 2021. Importantly, as COVID-19 effects waned during the second half of 2022 and the overall operating environment improved, MACI achieved 30% and 24% year-over-year growth during the third and fourth quarters, respectively, and MACI continues to be well-positioned for continued growth as we enter 2023. Additionally, the commercial team's perseverance during 2022 helped continue to grow surgeon adoption of MACI as the Company finished the year with approximately 2,000 surgeons taking MACI biopsies in 2022, representing an increase of approximately 10% from 2021. Epicel volume was lower than anticipated for the year, primarily the result of a marked decrease throughout the U.S. in the incidence of large burns greater than 30% during 2022. Notwithstanding these dynamics, the Company continued to see broad burn center engagement with Epicel, as we had a record number of burn centers take Epicel biopsies during the year.

Ultimately, the ability of our team to adapt and execute in a challenging environment and our disciplined approach to expense management during 2022 allowed Vericel to generate approximately $24.2 million of adjusted EBITDA* and grow our cash and investments balance by approximately $10 million in 2022, ending the year with $140 million in cash and investments and no debt.

In addition to generating strong financial results, Vericel also made significant progress advancing our pipeline during 2022, highlighted by an accelerated potential launch timeline for the MACI arthroscopic delivery program and the FDA's December 28, 2022 approval of the NexoBrid BLA. Following a Type C meeting with the FDA, the Company is now planning to initiate a human factors validation study during 2023 to support expanding the MACI label to include the arthroscopic administration of the product for the treatment of cartilage defects in the knee. We now anticipate the potential launch of arthroscopic MACI in 2024, which is several years earlier than if an additional clinical study was required. Importantly, we believe that an arthroscopic option for MACI will be an attractive alternative for both patients and surgeons and help drive significant revenue growth, while at the same time allowing more patients to benefit from receiving MACI.

* For more information concerning Vericel's presentation of non-GAAP measures, including a reconciliation of reported net (loss) income (GAAP) to adjusted EBITDA (non-GAAP), please refer to the Company's discussion of "GAAP versus non-GAAP Measures", on page 63 of this Proxy Statement. Adjusted EBITDA was calculated by adjusting GAAP Net (loss) income for (1) stock-based compensation expense, (2) depreciation and amortization, (3) net interest income, and (4) income tax expense (benefit).

Additionally, the FDA's recent approval of NexoBrid (anacaulase-bcdb) for the removal of eschar in adult patients with deep partial-thickness and/or full thickness thermal burns was a significant milestone for Vericel during 2022. NexoBrid's approval in the United States significantly increases the addressable market for our burn care franchise to approximately $600 million and, we believe, its addition to our commercial portfolio will enable us to build a second high-growth commercial franchise in the years ahead.

Finally, during 2022, the Board approved a specific ESG-related corporate goal for management which was focused, in part, on developing the Company's first-ever ESG Report and enhancing diversity and inclusion initiatives at all levels of the organization. The Company executed on the Board's direction during the past year and Vericel's inaugural ESG Report, which is available on our Company's website, was published in June of 2022.

Consideration of Say-On-Pay Vote

There was strong support at the 2021 and 2022 annual meetings for the compensation program provided to Vericel's named executive officers, with more than 96% and 86% of votes cast in favor, respectively. In light of the recent strong support for our executive compensation program reflected by the results of these "say-on-pay" proposals, the Compensation Committee maintained the same general structure and approach to Vericel's executive compensation program for 2022. Although the results of the say-on-pay proposal are not binding, our Board and Compensation Committee value the input of our shareholders and intend to continue to consider the outcome of say-on-pay votes, as well as feedback received throughout the year, when making compensation decisions for our named executive officers in the future.

Executive Compensation Best Practices

What We Do

- ✔ Design executive compensation to align pay with performance
- ✔ Balance short-and long-term incentive compensation to incentivize achievement of short-and long-term goals
- ✔ Retain an independent compensation consultant reporting directly to the Compensation Committee
- ✔ Provide shareholders with an annual say-on-pay vote
- ✔ Prohibit short sales, hedging, pledging or other inherently speculative transactions by our executives, non-employee directors and other Company employees (for more information, please see our Special Trading Procedures for Insiders, available at www.vcel.com)
- ✔ Conduct competitive benchmarking to align executive compensation with the market
- ✔ Maintain robust stock ownership guidelines that apply to our directors and named executive officers
- ✔ Maintain a compensation clawback policy, which covers both cash and equity and allows for recoupment of executive compensation if financial results are subsequently restated as the result of misconduct

What We Don't Do

- ✘ No excessive perquisites
- ✘ No tax gross-ups on executive perquisites or on executive severance or change-in-control benefits
- ✘ No single-trigger change-in-control benefits
- ✘ Do not provide supplemental company-paid retirement benefits
- ✘ Our equity plan does not permit "evergreen" replenishment of shares
- ✘ Do not provide dividends or dividend equivalents on unearned equity awards
- ✘ Do not reprice stock options without prior shareholder approval

Procedures for Determining Compensation

Roles of Compensation Committee, Management and Compensation Consultant

The Compensation Committee performs a review of compensation for our executive officers annually. As part of this review, the Compensation Committee takes into consideration its understanding of external market data, which is primarily based on compensation practices of comparable companies (based on size and stage of development). Periodically, the Compensation Committee engages FW Cook, an independent consultant, to perform an analysis of the current compensation program. In late 2020, the Compensation Committee engaged FW Cook to perform an independent review of the compensation program for our executive officers to assist with setting 2021 and 2022 compensation. FW Cook reports directly to the Compensation Committee. Other than the work it performs for the Compensation Committee, FW Cook does not provide any consulting services to Vericel or its executive officers. Our Compensation Committee performs an annual assessment of the independence of its compensation advisers. Our Compensation Committee has determined that FW Cook is independent and that their work has not raised any conflict of interests.

Generally, our Compensation Committee reviews and approves compensation arrangements for executive officers in the first quarter of each year and in connection with the hiring of new executives. Other than with respect to the compensation of our Chief Executive Officer, our Compensation Committee also takes into consideration the recommendations for executive compensation made by our Chief Executive Officer, which recommendations are generally presented at the time of our Compensation Committee's review of executive compensation arrangements.

The compensation decisions made at the beginning of 2022 occurred in the context of sustained strong long-term performance, evidenced by our 31% three-year compound annual total shareholder return through December 31, 2021, which was in the top quartile of our peer group.

Peer Group

As part of its engagement, FW Cook analyzed compensation data relating to our peer group companies as approved by the Compensation Committee with input and guidance from FW Cook. The compensation analysis was performed in late 2020 and informed both the 2021 compensation program and the 2022 compensation program. The peer group companies were selected in Fall 2020 and consisted of 17 publicly-traded biotechnology/pharmaceutical and health care equipment and supplies companies, which had a median market capitalization of $1.42 billion in 2019 (slightly lower than our $1.84 billion market capitalization on December 31, 2021), and the majority of which either have commercial operations or an FDA-approved product. All peers had a 2019 average market capitalization in a range of 0.2 to 2.0 times our market capitalization on December 31, 2021. Our peer group selection process focused on peers' market capitalization during 2019 to align their size with the timing of their compensation information disclosed in proxy statements filed in Spring 2020. The peer group companies that informed 2022 executive officer compensation decisions were: Agenus, Inc., Agios Pharmaceuticals, Inc., Amicus Therapeutics, Inc., Anika Therapeutics, Inc., Artivion, Inc., AtriCure, Inc., AxoGen, Inc., Cardiovascular Systems, Inc., Corcept Therapeutics, Inc., Cryoport, Inc., Flexion Therapeutics, Inc., Glaukos Corporation, Ironwood Pharmaceuticals, Inc., PTC Therapeutics, Inc., STAAR Surgical Company, Supernus Pharmaceuticals, Inc., and Vanda Pharmaceuticals, Inc.

Components of 2022 Compensation

The primary components of our executive officer compensation program are: (i) annual base salary; (ii) annual incentive compensation, which is based on the achievement of specified Company goals; and (iii) long-term equity incentive compensation in the form of periodic stock option and RSU grants, with the objective of aligning the executive officers' long-term interests with those of our shareholders.

In establishing overall executive compensation levels and making specific compensation decisions for the executives in 2022, the Compensation Committee considered a number of criteria, including each executive's position, prior compensation levels, scope of responsibilities, prior and current period performance, attainment of individual and overall Company performance objectives, and external market data. In addition, the Compensation Committee considered the results of the advisory vote by shareholders on the "say-on-pay" proposal presented to shareholders at Vericel's 2021 annual meeting, which had a 96% support rate.

The Compensation Committee also reviews the allocation of compensation components regularly to help ensure alignment with strategic and operating goals, competitive market practices and legislative changes. The Compensation Committee does not apply a specific formula to determine the allocation between cash and non-cash forms of compensation.

Base Salary

We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. Base salaries are established, in part, based on the individual experience, skills and expected contributions of our executives and our executives' performance during the prior year, with market data considered as context. The Compensation Committee reviews base salaries for our executive officers annually. We may also change the base salary of an executive officer at other times due to market conditions or if a change in the scope of the officer's responsibilities justifies such adjustment.

In February 2022, our Compensation Committee approved base salary increases for each of our named executive officers serving at that time, based upon various factors, including a review of individual performance during 2021 and a comparison of cash compensation versus peer group data. Base salaries were within 1% of the peer group median or lower for all named executive officers before the adjustments in February 2022. Salary adjustments were focused on providing cash compensation closer to the peer group median overall, also taking into account each executive's tenure and performance, and the Company's strong performance in 2021. The table below sets forth the adjustments to base salaries for each of our named executive officers:

| | Base Salary Adjustments | | |
	2021 Base Salary ($)	2022 Base Salary ($)	Increase (%)
Name			
Dominick Colangelo	730,000	760,000	4%
Joe Mara	415,000	440,000	6%
Michael Halpin	440,000	470,000	7%
Sean Flynn	375,000	400,000	7%
Jonathan Hopper	390,000	415,000	6%

VERICEL

Annual Non-Equity Incentive Compensation

We maintain an annual incentive program (or "AIP") that is designed to drive annual performance against important strategic, operational (including ESG-related initiatives) and financial aspects of our organization. We believe the AIP focuses management on advancing our overall corporate strategy and furthering both the short-and long-term growth of the Company. Each executive officer has a target cash incentive amount that is set as a percentage of base salary, based upon consideration of potential contribution, level and market data.

2022 Performance Metrics

The determination of annual incentives for our executives in 2022 was tied to achieving our financial targets, advancing our commercial and development stage products and accomplishing operational goals. In addition, a portion of annual incentive compensation was tied to achieving ESG-related goals and a stretch upside value goal. These metrics were established by the Compensation Committee and approved by the full Board at the beginning of 2022.

	Weighting	Our Goals	Our Metrics	Achievement
Commercial and Financial Performance Goals	40%	Total net revenue / Budget expense	• Generate total net product revenues of at least $205.8 million • Achieve budget expense of $151.5 million (excluding depreciation, amortization and stock-based compensation, and unusual one-time expenses or changes in accounting methodology)	40% [1]
Product Goals	35%	Commercial Product Goals / Long-Term Brand Development Goals / Product Development Goals	• Achieve budgeted MACI surgeon engagement goals of target number of biopsy surgeons and biopsy conversation rate • Complete MACI, Epicel and NexoBrid long-term brand development initiatives • Complete NexoBrid BLA resubmission to the FDA by July 31, 2022, with subsequent acceptance for filing by FDA	40% [2]
Operational Goals	15%	Manufacturing Capacity and Operational Improvement Initiatives	• Complete manufacturing facility and key manufacturing/IT efficiency improvement initiatives	10% [3]
ESG Goals	10%	ESG Goals	• Complete ESG initiatives, to include the creation and publication of the Company's inaugural ESG Report to shareholders	10% [4]
Upside Value Goals	Up to 15%	Business Development	• Execute high-quality business development transaction	0% [5]

No more than 200% of target may be earned under the AIP. The Compensation Committee reviewed the Company's performance in 2022 against the corporate goals and made a determination of a 100% achievement of our corporate goals for 2022, based on the following:

1. 40% out of a target 40% was awarded for the Commercial and Financial Performance Goals. Although the Company did not achieve its goal related to total net revenue, budget expense performance was achieved at the maximum level, and when averaged with below-target achievement for revenue resulted in overall target achievement for the commercial and financial performance goals category. The Company's fiscal discipline in light of continued challenges presented by the COVID-19 pandemic and an overall decline in the number of patients presenting with large TBSA burns during 2022, ultimately resulted in the Company generating approximately $24.2 million of adjusted EBITDA* for the year and growing its cash and investments balance to $140 million.

2. 40% out of a target 35% was awarded for Product Goals. The Compensation Committee awarded above the target percentage for these goals primarily as a result of the Company not only achieving the timely resubmission of the NexoBrid BLA during 2022, but also securing commercial approval of NexoBrid in the United States, marking a significant milestone for the Company. The Compensation Committee also considered the significant work of the Company's management and regulatory team in working with the FDA to agree on the submission to the agency of a human factors validation study for the MACI arthroscopic delivery program, which provides for an accelerated potential approval of arthroscopic MACI in 2024, several years earlier than if a clinical study were required. The Company fell slightly short of each of its budgeted surgeon engagement goals during 2022, however, when considering the significant 2022 achievements in advancing the Company's pipeline, the Compensation Committee awarded moderately above the target percentage.

3. 10% out of a target 15% was awarded for the Operational Goals. The Compensation Committee awarded below the target for these goals because the Company did not meet certain of its budgeted goals relating to manufacturing improvements, as some timelines extended out beyond the end of the year. Other key initiatives, including the successful initiation of core and shell construction on the Company's future headquarters and manufacturing facility in Burlington, Massachusetts, were successfully completed on schedule.

4. 10% out of a target 10% was awarded for the ESG Goals. The Compensation Committee awarded the target for these goals primarily due to the Company's successful publication of its inaugural ESG Report in June 2022, as well as its completion of various diversity and inclusion awareness and education programs for management and employees throughout the year.

5. 0% out of a maximum 15% was awarded for the Upside Goal. During 2022, the Company chose not to execute any business development transactions.

Despite the lingering effects of the COVID-19 pandemic on the national healthcare infrastructure during the first half of 2022 which, at times, affected the scheduling and conduct of MACI procedures, the Compensation Committee made no adjustments to the goals or the manner in which they were scored to account for COVID-19 or other external events.

The table below shows the target award under the 2022 AIP as a percentage of each named executive officer's annual base salary in 2022, the target cash award opportunity in dollars for 2022, and the actual cash bonus payments and percent of award opportunity paid to our named executive officers for 2022 performance.

| Name | 2022 Annual Incentive Program | | | |
	2022 Target Award (% of Base Salary)	2022 Target Award Opportunity ($)	2022 Actual Bonus Payment ($)	2022 Actual Bonus Payment (% of Target Award Opportunity)
Dominick Colangelo	85%	646,000	646,000	100%
Joe Mara	50%	220,000	220,000	100%
Michael Halpin	50%	235,000	235,000	100%
Sean Flynn	45%	180,000	180,000	100%
Jonathan Hopper	45%	186,750	186,750	100%

---

* For more information concerning Vericel's presentation of non-GAAP measures, including a reconciliation of reported net (loss) income (GAAP) to adjusted EBITDA (non-GAAP), please refer to the Company's discussion of "GAAP versus non-GAAP Measures", on page 63 of this Proxy Statement. Adjusted EBITDA was calculated by adjusting GAAP Net (loss) income for (1) stock-based compensation expense, (2) depreciation and amortization, (3) net interest income, and (4) income tax expense (benefit).

Equity Incentive Compensation

Equity incentive compensation aligns executives with shareholders and allows them to share in any appreciation in the value of our common stock. In 2022, the Compensation Committee awarded stock options and RSUs to our named executive officers to aid in their retention, to motivate them to achieve both near-term and long-term corporate objectives and increase share price. In determining the form and value of a grant, the Compensation Committee considers the contributions and responsibilities of each named executive officer, appropriate incentives for the achievement of our long-term growth, the size and value of grants made to other executives at peer companies holding comparable positions, individual achievement of designated performance goals, Vericel's overall performance relative to corporate objectives, and our overall equity compensation burn rate.

Stock options and RSU awards vest over time, generally four years, subject to continued employment with Vericel over the vesting period, which promotes executive retention. All stock options have a ten-year term and an exercise price equal to the fair market value of our common stock on the date of grant, which is equal to our closing market price on such date.

Awards are made at levels calculated to be competitive within our peer group. In determining the amount of each grant, the Compensation Committee also reviews the number of shares held by the executive prior to the grant. In late 2020, the Compensation Committee engaged FW Cook to independently review the equity incentive grant practices of Vericel as compared to our peer group, and this market data was used to support compensation decisions for 2021 and 2022. The Compensation Committee considered our significant 31% compound annual shareholder return between 2019 and 2021, which was in the top quartile of our peer group, and well above the peer group median of 4% compound annual shareholder return over this period.

The executive equity award strategy for 2022 was consistent with the strategy used in 2021 and focused on providing a competitive number of stock options and RSUs with the vast majority of equity awards provided in stock options to ensure that our executives are aligned with shareholder value creation and to ensure the program pays for performance. The Compensation Committee reviewed the Company's projected 2022 equity compensation burn rate and determined that the number of shares granted to executives would maintain the burn rate near the median of our peer group, which was verified at the end of the year. The grant date fair values of our executive officer equity awards were meaningfully lower in 2022 than in 2021, as shown in the Summary Compensation Table below.

On February 18, 2022, the Board of Directors granted our CEO, and the Compensation Committee granted our other named executive officers, the following stock options and RSUs at a $34.90 price. The grant date fair value of these awards is also reported in the 2022 Summary Compensation Table below.

	Option and RSU Awards Granted February 18, 2022			
Name	Number of Shares Underlying Options (#)	Number of RSUs (#)	Stock Awards and Option Awards Fair Value($)[1]	Stock Awards and Option Awards Intrinsic Value($)[2]
Dominick Colangelo	273,000	46,800	7,288,603	1,385,748
Joe Mara	64,269	11,018	1,715,881	326,243
Michael Halpin	89,250	15,300	2,382,813	453,033
Sean Flynn	54,250	9,300	1,448,376	275,373
Jonathan Hopper	54,250	9,300	1,448,376	275,373

[1] Amounts reflect the grant date fair value of the stock option awards and RSUs made to the named executive officers, calculated in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 7 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 23, 2023.

[2] Amounts reflect the intrinsic value which is calculated as the number of RSUs multiplied by the proxy record date stock price of $29.61, and is $0 for stock options because the exercise price of $34.90 exceeds the proxy record date stock price of $29.61.

Other Compensation

Generally, benefits available to executive officers are available to all employees on similar terms and include health and welfare benefits, paid time-off, life and disability insurance and a 401(k) plan.

We provide the benefits above to attract and retain our executive officers and other employees by offering compensation that is competitive with other companies that are similar in size and stage of development. These benefits represent a relatively small portion of the total compensation of our named executive officers.

Other Items

Compensation Risk Analysis/Risk Assessment

We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company. In addition, the Compensation Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks.

The Compensation Committee, with the assistance of FW Cook, extensively reviewed the elements of executive compensation to determine whether any portion of executive compensation encouraged excessive risk-taking and concluded:

- Inclusion of significant long-term incentive compensation discourages short-term risk taking;
- Compensation is in a market range and is not set as an outlier;
- For most employees, base salary makes up a meaningful portion of compensation;
- The mix of short-and long-term compensation (base salary, annual cash incentive, equity grants) is consistent with industry norms;
- Goals are appropriately set to avoid targets that, if not achieved, result in a large percentage loss of compensation; and
- The prohibition on hedging or pledging of our stock discourages short-term and excessive risk taking. Furthermore, as described in this CD&A section, compensation decisions include subjective considerations to moderate the effects that formulae or objective factors might have on excessive risk taking.

Executive Stock Ownership Guidelines

In April 2021, the Board adopted Stock Ownership Guidelines applicable to the Company's named executive officers. Pursuant to these guidelines, named executive officers are expected to meet share ownership targets that are determined based on their annual salary, within five years of the adoption of the guidelines. In addition, named executive officers who join the Company after the establishment of the guidelines have five years from such date to reach their target. The share ownership target for the Company's CEO is five times (5X) his or her base salary, while other named executive officers have a target of two times (2X) base salary.

Clawback Policy

We maintain a robust compensation recovery or "clawback" policy covering each of our executive officers. The policy provides that in the event an executive engages in certain acts of misconduct, as defined in the policy, which result in the Company being required to restate or republish previously disclosed financial statements due to material non-compliance with any financial reporting requirements under applicable securities laws, the Board may seek reimbursement of any cash or equity-based incentive compensation (including vested and unvested equity) paid or awarded to the executive officer, or effect the cancellation of previously-granted equity awards, to the extent the compensation was based on erroneous financial data and exceeded what would have been paid to the executive officer under the restatement.

Tax Considerations

For taxable years after 2017, Section 162(m) of the Code generally disallows the deduction to a public corporation of any compensation paid to a "covered employee" in excess of $1,000,000, unless paid pursuant to a grandfathered arrangement within the meaning of Section 162(m) of the Code. The Compensation Committee believes that shareholder interests are best served if the Compensation Committee retains maximum flexibility to design executive compensation programs that meet stated business objectives. For these reasons, the Compensation Committee, while considering tax deductibility as a factor in determining executive compensation, will not limit such compensation to those levels that will be deductible under Section 162(m) of the Code.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE MEMBERS:
Alan Rubino, Chairman
Heidi Hagen
Steven Gilman, Ph.D.

This report shall not constitute "soliciting material," shall not be deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference therein.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2022, Mr. Rubino, Ms. Hagen and Dr. Gilman served as the members of our Compensation Committee. None of the members of our Compensation Committee is, or has been, an officer or employee of ours or any of our subsidiaries. During the last year, none of our executive officers served as: (1) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the compensation committee; (2) a director of another entity, one of whose executive officers served on the compensation committee; or (3) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director on our Board of Directors.

Executive Compensation Tables

Summary Compensation Table

The following table summarizes all compensation earned by or paid to Dominick Colangelo, our President and Chief Executive Officer, effective March 1, 2013; Joe Mara, our Chief Financial Officer, effective January 25, 2021; Michael Halpin, our Chief Operating Officer, effective June 15, 2019; Sean Flynn, our Senior Vice President, General Counsel and Secretary, effective November 4, 2019; and Jonathan Hopper, our Chief Medical Officer, effective August 20, 2018 (the "named executive officers") during the fiscal years indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Dominick Colangelo President and CEO	2022	760,000	—	1,633,320	5,655,283	646,000	13,764[5]	8,708,367
	2021	730,000	—	1,837,550	9,981,859	620,500	13,386	13,183,295
	2020	675,000	—	540,000	2,678,783	506,250	12,685	4,412,718
Joe Mara Chief Financial Officer	2022	440,000		384,528	1,331,353	220,000	13,439[6]	2,389,320
	2021	383,077	50,000[10]	698,080	4,438,361	193,300	9,865	5,772,683
Michael Halpin Chief Operating Officer	2022	470,000	—	533,970	1,848,843	235,000	13,238[7]	3,101,051
	2021	440,000	—	578,250	3,327,286	220,000	12,860	4,578,396
	2020	395,000	—	252,000	1,250,099	177,750	12,685	2,087,534
Sean Flynn SVP, General Counsel and Secretary	2022	400,000	—	324,570	1,123,806	180,000	13,238[8]	2,041,615
	2021	375,000	—	359,800	1,996,372	168,800	12,860	2,912,782
	2020	350,000	—	—	—	140,000	12,685	502,685
Jonathan Hopper Chief Medical Officer	2022	415,000	—	324,570	1,123,806	186,750	13,490[9]	2,063,617
	2021	390,000	—	359,800	1,996,372	175,500	12,860	2,934,532
	2020	365,000	—	117,000	580,403	146,000	12,685	1,221,088

[1] Amounts reflect the grant date fair value of awards of time-based RSUs made to the named executive officer in the year indicated, computed in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 7 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 23, 2023.

[2] Amounts reflect the grant date fair value of the stock option awards made to the named executive officers in the year indicated, calculated in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 7 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 23, 2023.

[3] Amounts reported in this column represent annual cash incentive bonuses, which were awarded based on achievement of corporate performance goals for the year indicated. The 2022 cash incentive bonus determinations are described in more detail above under the heading "Annual Non-Equity Incentive Compensation."

[4] Amounts reported in the "All Other Compensation" column include Vericel's contributions to its 401(k) Plan and life insurance premiums, as detailed in footnotes 5, 6, 7, 8, and 9. None of the named executive officers received perquisites having an aggregate value of $10,000 or more in the fiscal years ended December 31, 2022, 2021, or 2020.

[5] This amount includes Vericel's contributions of $10,675 made to Mr. Colangelo's 401(k) Plan and payments of $3,089 for life insurance premiums.

[6] This amount includes Vericel's contributions of $10,675 made to Mr. Mara's 401(k) Plan and payments of $2,764 for life insurance premiums.

[7] This amount includes Vericel's contributions of $10,675 made to Mr. Halpin's 401(k) Plan and payments of $2,563 for life insurance premiums.

[8] This amount includes Vericel's contributions of $10,675 made to Mr. Flynn's 401(k) Plan and payments of $2,563 for life insurance premiums.

[9] This amount includes Vericel's contributions of $10,675 made to Dr. Hopper's 401(k) Plan and payments of $2,815 for life insurance premiums.

[10] This amount reflects the amount of a sign-on bonus paid to Mr. Mara pursuant to the terms of his offer of employment with Vericel.

Grants of Plan-Based Awards

The following table presents information on all grants of plan-based awards made in the fiscal year ended December 31, 2022 to our named executive officers:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]		All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[2]
		Target ($)	Maximum ($)				
Dominick Colangelo	—	646,000	1,292,000	—	—	—	—
	2/18/2022	—	—	46,800	—	—	1,633,320
	2/18/2022	—	—	—	273,000	34.90	5,655,283
Joe Mara	—	220,000	440,000	—	—	—	—
	2/18/2022	—	—	11,018	—	—	384,528
	2/18/2022	—	—	—	64,269	34.90	1,331,353
Michael Halpin	—	235,000	470,000	—	—	—	—
	2/18/2022	—	—	15,300	—	—	533,970
	2/18/2022	—	—	—	89,250	34.90	1,848,843
Sean Flynn	—	180,000	360,000	—	—	—	—
	2/18/2022	—	—	9,300	—	—	324,570
	2/18/2022	—	—	—	54,250	34.90	1,123,806
Jonathan Hopper	—	186,750	373,500	—	—	—	—
	2/18/2022	—	—	9,300	—	—	324,570
	2/18/2022	—	—	—	54,250	34.90	1,123,806

[1] Non-equity incentive plan awards consist of performance-based cash bonuses earned based on achievement of pre-determined performance criteria during fiscal year 2022. There is no threshold payout amount under the non-equity incentive plan. The 2022 cash incentive bonus determinations are described in more detail above under the heading "Annual Non-Equity Incentive Compensation."

[2] This reflects the grant date fair value of option and RSU awards granted to our named executive officers during the year ended December 31, 2022, calculated in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 7 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 23, 2023.

Outstanding Equity Awards at Fiscal Year End

The table below reflects all outstanding equity awards held by each of the named executive officers as of December 31, 2022. We currently grant stock-based awards pursuant to our 2022 Plan and have outstanding awards under our Amended and Restated 2019 Omnibus Incentive Plan (the "2019 Plan"), 2017 Omnibus Incentive Plan (the "2017 Plan") and our Second Amended and Restated 2009 Omnibus Incentive Plan (the "2009 Plan").

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]
Dominick Colangelo	3/6/2013[4]	39,938	—	25.80	3/6/2023	—	—
	1/3/2014	48,397	—	3.57	1/3/2024	—	—
	1/5/2015	383,452	—	3.02	1/5/2025	—	—
	2/9/2016	53,183	—	1.95	2/9/2026	—	—
	2/8/2017	49,700	—	2.75	2/8/2027	—	—
	5/22/2017[5]	28,125	—	2.65	5/22/2027	—	—
	2/7/2018	293,195	—	7.20	2/7/2028	—	—
	2/6/2019	290,625	19,375	16.66	2/6/2029	6,938	182,747
	2/11/2020	154,687	70,313	18.00	2/11/2030	15,000	395,100
	2/19/2021	131,250	168,750	51.40	2/19/2031	26,813	706,254
	2/18/2022	51,187	221,813	34.90	2/18/2032	46,800	1,232,712
Joe Mara	1/25/2021[4]	70,000	90,000	43.63	1/25/2031	—	—
	2/18/22	12,050	52,219	34.90	2/18/2032	11,018	290,214
Michael Halpin	4/10/2017[4]	2,063	—	2.65	4/10/2027	—	—
	2/7/2018	20,579	—	7.20	2/7/2028	—	—
	2/6/2019	71,484	4,766	16.66	2/6/2029	1,875	49,388
	2/11/2020	72,187	32,813	18.00	2/11/2030	7,000	184,380
	2/19/2021	43,750	56,250	51.40	2/19/2031	8,438	222,257
	2/18/2022	16,734	72,516	34.90	2/18/2032	15,300	403,002
Sean Flynn	11/4/2019[4]	92,500	37,500	16.25	11/4/2029	—	—
	2/19/2021	26,250	33,750	51.40	2/19/2031	5,250	138,285
	2/18/2022	10,171	44,079	34.90	2/18/2032	9,300	244,962
Jonathan Hopper	8/20/2018[4]	37,604	—	10.95	8/20/2028	—	—
	2/6/2019	14,375	1,625	16.66	2/6/2029	650	17,121
	2/11/2020	23,515	15,235	18.00	2/11/2030	3,250	85,605
	2/19/2021	26,250	33,750	51.40	2/19/2031	5,250	138,285
	2/18/2022	10,171	44,079	34.90	2/18/2032	9,300	244,962

[1] Unless otherwise noted, options vest over a period of four years, with 6.25% vesting each quarter following the grant date.

[2] RSUs vest over four years with 25% vesting on the first anniversary of the grant date and the remainder vesting in equal annual installments thereafter.

[3] Based on a price of $26.34 per share, which was the closing price per share of our common stock as reported by the Nasdaq Global Market on December 30, 2022.

[4] This option vests over a period of four years, with 25% vesting on the first anniversary of the grant date and the remainder vesting in equal monthly installments thereafter.

[5] This option vests over a period of four years, with 6.25% vesting each quarter following February 8, 2017.

Option Exercises and Stock Vested

The following table sets forth information with respect to the exercise of options by our named executive officers as well as the vesting of RSUs during the year ended December 31, 2022. None of our named executive officers held equity awards other than stock options and RSUs that were exercised or vested during the year ended December 31, 2022.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#)[2] | Value Realized on Vesting ($)[3] |
Name				
Dominick Colangelo	—	—	23,374	811,585
Joe Mara	—	—	—	—
Michael Halpin	—	—	8,187	285,130
Sean Flynn	—	—	1,750	61,075
Jonathan Hopper	20,000	523,700	4,025	140,414

[1] Value realized on exercise of stock option awards does not represent proceeds from any sale of any common stock acquired upon exercise, but is determined by multiplying the number of shares acquired upon exercise by the difference between the per share exercise price of the option and the closing price of a share of our common stock on the Nasdaq Global Market on the date of exercise.

[2] This represents total RSUs that vested for the named executive officer. A portion of these shares were withheld to cover the tax liability of the vesting and the amounts reported do not represent the total shares received by the employee.

[3] Value realized on vesting of RSUs is determined by multiplying the number of shares vested by the closing price of a share of our common stock on the Nasdaq Global Market on the date of vesting.

Pension Benefits

We do not offer any defined benefit pension plans or arrangements.

Nonqualified Deferred Compensation

There were no nonqualified deferred compensation plans or arrangements offered to any of our executive officers during 2022.

Employment Contracts, including Termination of Employment and Change-in-Control Arrangements

We entered into employment agreements with our currently serving named executive officers on the following dates: January 25, 2021 for Mr. Mara, November 4, 2019 for Mr. Flynn, August 20, 2018 for Dr. Hopper, September 14, 2017 (as amended on June 3, 2019) for Mr. Halpin, and March 1, 2013 (as amended on September 14, 2017) for Mr. Colangelo (each, an "Employment Agreement" and together, the "Employment Agreements"). Each Employment Agreement provides for specified payments and benefits in connection with a termination of employment by us without Cause or a resignation by the named executive officer for Good Reason (as such terms are defined in the Employment Agreements). Our goal in providing severance and change-in-control benefits is to offer sufficient cash continuity protection such that our executives will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. We prefer to have certainty regarding the potential severance amounts payable to the named executive officers, rather than negotiating severance at the time that a named executive officer's employment terminates. We have also determined that accelerated vesting provisions with respect to equity awards in connection with a qualifying termination are appropriate because they encourage our named executive officers to stay focused on the business in those circumstances, rather than focusing on the potential implications for them personally.

In the event of a termination of a named executive officer's employment with Vericel without Cause or by the named executive officer for Good Reason (as such terms are defined in the Employment Agreements), Vericel shall pay the named executive officer an amount equal to twelve months of the named executive officer's then-current base salary in equal installments over the 12-month period beginning within sixty days following the date of termination of the named executive officer's employment. All of Mr. Colangelo's time-based equity awards that would have vested during such 12-month period shall vest and become exercisable or nonforfeitable upon the date of termination. If the named executive officer was participating in Vericel's group health plan immediately prior to the date of termination and elects COBRA coverage, Vericel shall pay the named executive officer a monthly cash payment equal to the monthly employer contribution that Vericel would have made to provide health insurance to the named executive officer had he remained employed by Vericel (or, in the case of Mr. Colangelo, equal to the full monthly COBRA premium), until the earlier of twelve months following the termination or the end of the named executive officer's COBRA health continuation period. In the event that the named executive officer breaches the restrictive covenants set forth in his Employment Agreement during the severance period, Vericel may cease severance payments to the named executive officer.

In lieu of the severance payments and benefits described above, in the event of a termination of a named executive officer's employment by Vericel without Cause or by the named executive officer for Good Reason, in either case within eighteen months following a Change-in-Control (as defined in the Employment Agreements), (i) Vericel shall pay the named executive officer a lump sum amount equal to (A) the sum of the named executive officer's then-effective base salary and target bonus for the year in which termination occurs (or, in the case of Mr. Colangelo, 1.5 times the sum of his base salary and target bonus) plus (B) a pro-rated portion of the named executive officer's target bonus for the year of termination, (ii) if the named executive officer was participating in Vericel's group health plan immediately prior to the date of termination and elects COBRA coverage, Vericel shall pay the named executive officer a monthly cash payment equal to the monthly employer contribution that Vericel would have made to provide health insurance to the named executive officer had he remained employed by Vericel (or, in the case of Mr. Colangelo, the full monthly COBRA premium) until the earlier of twelve months (or, in the case of Mr. Colangelo, eighteen months) following termination or the end of the named executive officer's COBRA health continuation period, and (iii) all time-based equity awards held by the named executive officer shall immediately vest and become fully exercisable or nonforfeitable as of the date of termination. The named executive officer's right to receive any severance payments and benefits under the applicable Employment Agreement is conditioned upon and subject to the named executive officer signing and not revoking a general release of claims.

In addition, during employment and after termination of the named executive officer's Employment Agreement, each named executive officer has agreed to keep Vericel's confidential information in confidence and trust and has agreed not to use or disclose such confidential information without Vericel's written consent except as necessary in the ordinary course of performing duties for Vericel. During the term of the named executive officer's Employment Agreement and for a period of twelve months (or, in the case of Mr. Colangelo, eighteen months) thereafter, the named executive officer has also agreed not to compete with Vericel and not to solicit employees, customers or suppliers of Vericel.

2023 Base Salary

Each of our named executive officer's base salary is reviewed annually by the Compensation Committee. The named executive officers are also eligible to receive cash incentive compensation and equity awards from time to time at the discretion of the Compensation Committee. The current base salary as of March 6, 2023, and target annual incentive compensation (as a percentage of the base salary) for each of our currently serving named executive officers is as follows:

Name	Base Salary	Target Annual Incentive Compensation (%)
Dominick Colangelo	$ 790,000	85%
Joe Mara	$ 475,000	50%
Michael Halpin	$ 505,000	50%
Sean Flynn	$ 430,000	45%
Jonathan Hopper	$ 440,000	45%

Acceleration of Vesting Under Stock Option Plans

Generally, in the event of a Change-in-Control of Vericel (as defined in our 2022 Plan, 2019 Plan, 2017 Plan or 2009 Plan, as applicable), if awards under the applicable plan are not assumed, continued or substituted, awards shall vest immediately prior to the Change-in-Control and terminate on the day of the Change-in-Control. If assumed, continued or substituted and the participant's services to Vericel are terminated by Vericel or its successor without cause within twelve months following the Change-in-Control, the awards shall become fully vested and exercisable and may be exercised at any time prior to the earlier of the expiration date of the award or three months following the date of termination.

Potential Payments Upon a Termination or Change-in-Control

The following table sets forth aggregate estimated payment obligations to each of the named executive officers assuming a termination occurred on December 31, 2022, and using the salary in effect on such date.

Name	Benefit	Termination w/o Cause or for Good Reason other than in connection with a Change-in-Control ($)	Termination w/o Cause or for Good Reason in connection with a Change-in-Control ($)
Dominick Colangelo	Severance Pay	760,000	2,755,000
	Health Care Benefits	25,478	38,217
	Equity Award Acceleration	1,580,577[1]	3,290,774[2]
	Total	2,366,055	6,083,991
Joe Mara	Severance Pay	440,000	880,000
	Health Care Benefits	23,948	23,948
	Equity Award Acceleration	—	290,214
	Total	463,948	1,194,162
Michael Halpin	Severance Pay	470,000	940,000
	Health Care Benefits	25,478	25,478
	Equity Award Acceleration	—	1,178,822[2]
	Total	495,478	2,144,300
Sean Flynn	Severance Pay	400,000	760,000
	Health Care Benefits	25,478	25,478
	Equity Award Acceleration	—	761,622[2]
	Total	425,478	1,547,100
Jonathan Hopper	Severance Pay	415,000	788,500
	Health Care Benefits	25,478	25,478
	Equity Award Acceleration	—	687,960
	Total	440,478	1,501,938

[1] This represents the cumulative value of the equity awards that would accelerate upon a termination of employment not in connection with a Change-in-Control. The amount represents the difference between the closing price of our common stock on December 30, 2022, of $26.34 and the exercise price (if any) multiplied by the number of shares subject to any in-the-money options and RSUs that would accelerate.

[2] This represents the cumulative value of the equity awards that would accelerate upon a qualifying termination of employment within 18 months following a Change-in-Control (or upon a Change-in-Control if equity awards are not assumed in such Change-in-Control). The amount represents the difference between the closing price of our common stock on December 30, 2022, of $26.34 and the exercise price (if any) multiplied by the number of shares subject to any in-the-money options and RSUs that would accelerate.

CEO Pay Ratio

Pursuant to the Dodd-Frank Act and Item 402(u) of Regulation S-K, we are required to disclose the median of the annual total compensation of our employees, the annual total compensation of our Principal Executive Officer ("PEO"), Mr. Colangelo, and the ratio of these two amounts. We believe that our compensation philosophy must be consistent and internally equitable to motivate our employees to create shareholder value. The purpose of the required disclosure is to provide a measure of pay equity within the organization. We are committed to internal pay equity, and our Compensation Committee monitors the relationship between the pay our PEO receives and the pay our non-executive employees receive.

As illustrated in the table below, our 2022 PEO to median employee pay ratio was approximately 57:1.

Dominick Colangelo (PEO) 2022 Compensation	$ 8,708,367
Median Employee 2022 Compensation	$ 151,410
Ratio of PEO to Median Employee Compensation	**57:1**

We determined the median employee compensation using W-2 compensation, plus estimated bonus, the fair market value of equity grants, life and disability insurance, and the estimated value of 401(k) match (whether or not vested), for all individuals who were employed by us on December 31, 2022 (whether employed on a full-time, part-time or seasonal basis). Employees on leave of absence were included in the list and reportable wages were annualized for those employees who were not employed for the full calendar year.

For the fiscal year ended December 31, 2022, we calculated that median employee's total compensation using the same methodology that we used to calculate the total compensation for our CEO. The 2022 annual total compensation of the median employee and our CEO, respectively, were $151,410 and $8,708,367. The ratio of the 2022 annual total compensation for our CEO to that of our median employee was 57 to 1.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules, based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay versus Performance

Pursuant to the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are required to provide the following information regarding the relationship between executive compensation paid to our named executive officers and Vericel's financial performance for each of the last three completed calendar years. In determining the Compensation Actually Paid (or "CAP") to our Principal Executive Officer, who is our CEO, and our other named executive officers, we are required to make various adjustments to the amounts that have been previously reported in the Summary Compensation Table, as summarized below. The CAP amounts reflected in the table below do not reflect the actual amount of compensation earned by or paid to our named executive officers during the applicable year. For information regarding decisions made by our Compensation Committee with respect to executive compensation, refer to the "Compensation Discussion and Analysis" section of this Proxy Statement.

Year	Summary Compensation Table Total for CEO	Compensation Actually Paid to CEO[1]	Average Summary Compensation Table Total for Other NEOs[2]	Average Compensation Actually Paid to Other NEOs[1][2]	Value of Initial $100 Investment Based On:		Net Income ($M)[4]	Total Net Revenue ($M)[5]
					Vericel TSR[3]	NASDAQ Biotechnology Index TSR[3]		
2022	8,708,367	905,166	2,398,900	467,192	$151	$111	$-17	$164.36
2021	13,183,295	15,233,917	3,459,670	3,204,518	$226	$125	$ -7	$156.18
2020	4,412,718	10,300,425	1,158,216	1,740,344	$177	$126	$ 3	$124.18

[1] To calculate Compensation Actually Paid, the following amounts were deducted from and added to the applicable Summary Compensation Table total compensation:

		CEO		
		2020	**2021**	**2022**
	Summary Compensation Table Total	$ 4,412,718	$13,183,295	$8,708,367
Less:	Grant Date Fair Value of Stock and Option Awards in the Covered Year	-$ 3,218,783	-$ 11,819,409	-$ 7,288,603
Plus:	Fair Value at Year-End of Unvested Stock and Option Awards Granted in the Covered Year*	+$ 5,022,331	+$ 6,387,501	+$ 4,402,751
Plus:	Fair Value of Stock and Option Awards Granted in the Covered Year that Vested in the Covered Year*	+$ 522,347	+$ 1,618,248	+$ 724,137
	Change in Fair Value of Unvested Stock and Option Awards Granted in Prior Years*	+$ 3,550,577	+$ 1,965,721	-$ 3,564,080
	Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year*	+$ 11,235	+$ 3,898,560	-$ 2,077,406
=	**Compensation Actually Paid**	**$10,300,425**	**$15,233,917**	**$ 905,166**

		Average of Other NEOs		
		2020	**2021**	**2022**
	Summary Compensation Table Total	$1,158,216	$3,459,670	$2,398,900
Less:	Grant Date Fair Value of Stock and Option Awards in the Covered Year	-$ 714,993	-$ 2,945,499	-$ 1,748,862
Plus:	Fair Value at Year-End of Unvested Stock and Option Awards Granted in the Covered Year*	+$ 756,348	+$ 1,626,544	+$ 1,056,425
Plus:	Fair Value of Stock and Option Awards Granted in the Covered Year that Vested in the Covered Year*	+$ 83,133	+$ 271,626	+$ 173,955
	Change in Fair Value of Unvested Stock and Option Awards Granted in Prior Years*	+$ 636,734	+$ 299,760	-$ 902,246
	Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year*	+$ 5,675	+$ 594,099	-$ 510,980
Less:	Fair Value of Stock and Option Awards Forfeited During the Covered Year*	-$ 184,769	-$ 101,683	+$ 0
=	**Compensation Actually Paid**	**$1,740,344**	**$3,204,518**	**$ 467,192**

* All stock option valuations included in "Compensation Actually Paid" values were performed using the Black-Scholes option pricing model in a manner generally consistent with the process used to determine stock option grant date fair values in accordance with FASB ASC Topic 718 (refer to our annual report for additional detail).

[2] The other NEOs in each covered year were as follows:

2022 - Joe Mara, Michael Halpin, Sean Flynn, Jonathan Hopper; 2021 - Joe Mara, Michael Halpin, Sean Flynn, Jonathan Hopper, Sandra Pennell; 2020 - Michael Halpin, Sean Flynn, Jonathan Hopper, Gerard Michel, Sandra Pennell.

[3] TSR is cumulative for the measurement period, calculated in accordance with Item 201(e) of Regulation S-K. Our TSR Peer Group are members of the NASDAQ Biotechnology Index.

[4] Reflects Net Income as shown in the Company's Annual Report on Form 10-K for the years ending on December 31, 2022, 2021 and 2020.

[5] Reflects total net revenue, the "company-selected measure" as shown in the Company's Annual Report on Form 10-K for the years ending on December 31, 2022, 2021 and 2020.

Tabular List of Financial Performance Measures

The following measures in our assessment represent the most important financial performance measures that link compensation actually paid to our named executive officers, for 2022, to Vericel's performance:

- Total Net Revenue
- Stock price
- Budget expense (excluding depreciation, amortization and stock-based compensation, and unusual one-time expenses or changes in accounting methodology)

Compensation Actually Paid Comparisons

The relationship between CAP and the financial performance elements reflected in the above Pay versus Performance table are described in the below charts:







Audit Matters

Ratification of Appointment of Independent Registered Public Accounting Firm

✓ The Board of Directors unanimously recommends a vote **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP ("PwC") as Vericel's independent registered public accounting firm for the fiscal year ending December 31, 2023.

Overview

The Audit Committee has selected PwC as Vericel's independent registered public accounting firm to audit the consolidated financial statements of Vericel for the fiscal year ending December 31, 2023. PwC has acted in such capacity since its appointment in fiscal year 1996.

Shareholder ratification of the selection of PwC as our independent registered public accounting firm is not required by our Bylaws or otherwise. However, the Board of Directors is submitting the selection of PwC to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain PwC. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accountant at any time during the year if it determines that such a change would be in the best interests of Vericel and its shareholders.

Representatives of PwC attended all of the meetings of the Audit Committee to which they were invited during the fiscal year ended December 31, 2021, and all of the meetings of the Audit Committee during the fiscal year ended December 31, 2022. We expect that a representative of PwC will attend the Annual Meeting, and the representative will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from shareholders.

Vote Required

The affirmative vote of a majority of the votes cast on the proposal on the ratification of this appointment, at the Annual Meeting at which a quorum representing a majority of all outstanding shares of common stock of Vericel is present, either in person or by proxy, is required for ratification of this proposal. If you abstain from voting on this proposal, it has no effect on the voting of the proposal. If you submit your proxy without indicating your voting instructions, your shares will be voted "FOR" this proposal. Brokers, bankers and other nominees have discretionary voting power on this routine matter and, accordingly, "broker non-votes" will have no effect on the ratification.

Fees of Independent Registered Public Accounting Firm

As part of its duties, the Audit Committee considered the provision of services, other than audit services, during the fiscal year ended December 31, 2022, by PwC, our independent registered public accounting firm for that period, to ensure the firm maintains its independence. The following table sets forth the aggregate fees accrued by Vericel for the fiscal years ended December 31, 2021, and 2022, respectively, for PwC:

	Fiscal Year Ended December 31, 2021 ($)	Fiscal Year Ended December 31, 2022 ($)
Audit Fees	1,215,608[1]	1,261,700[1]
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	2,700[2]	2,993[2]
Total	**1,218,308**	**1,264,693**

[1] The Audit Fees for the years ended December 31, 2021 and 2022 were for professional services rendered for the audits and reviews of the consolidated financial statements of Vericel, professional services rendered for issuance of consents, assistance with review of documents filed with the SEC and out-of-pocket expenses incurred.

[2] All other Fees represent an annual license fee for technical accounting research software and the use of accounting disclosure checklists.

Pre-Approval Policy

The Audit Committee approves in advance the engagement and fees of the independent registered public accounting firm for all audit services and non-audit services, based upon independence, qualifications and, if applicable, performance. The Audit Committee may form and delegate to subcommittees of one or more members of the Audit Committee the authority to grant pre-approvals for audit and permitted non-audit services, up to specific amounts. All audit services provided by PwC for the fiscal years ended December 31, 2021 and 2022 were pre-approved by the Audit Committee.

Report of the Audit Committee of the Board of Directors

The Audit Committee oversees Vericel's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including internal control over financial reporting. PwC is responsible for expressing an opinion as to the conformity of our consolidated audited financial statements with generally accepted accounting principles.

The Audit Committee acts pursuant to a written charter that has been adopted by the Board of Directors.

The Audit Committee consists of three directors, each of whom, in the judgment of the Board of Directors, is an "independent director" as defined in Rule 5605(a)(2) of the Nasdaq listing standards. Robert Zerbe, M.D., Alan Rubino and Kevin McLaughlin were members of the Audit Committee during the fiscal year ended December 31, 2022.

The Committee has discussed and reviewed with the independent registered public accountants all matters required to be discussed by the Public Company Accounting Oversight Board (the "PCAOB") in Auditing Standards No. 16 (Communication with Audit Committees). The Committee has received written disclosures and a letter from PwC confirming their independence, as required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Committee concerning independence, and has discussed with PwC the firm's independence. The Committee has met with PwC, with and without management present, to discuss the overall scope of the PwC audit, the results of its audit, its evaluations of Vericel's internal controls and the overall quality of its financial reporting. The Committee reviewed the performance and fees of PwC prior to recommending their appointment. The Committee reviewed our financial statements and discussed them with management and with PwC.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that Vericel's consolidated audited financial statements be included in Vericel's Form 10-K for the fiscal year ended December 31, 2022.


AUDIT COMMITTEE
Kevin McLaughlin, Chairman
Alan Rubino
Robert Zerbe, M.D.


Information About Stock Ownership

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of March 9, 2023, or as otherwise set forth below, with respect to the beneficial ownership of Vericel's common stock by (i) all persons known by Vericel to be the beneficial owners of more than 5% of the outstanding common stock of Vericel, (ii) each director and director nominee of Vericel, (iii) each executive officer of Vericel, and (iv) all executive officers and directors of Vericel as a group.

	Shares Owned[1]			
Name and Address of Beneficial Owner	**Shares Subject to Options Exercisable within the 60-Day Period following March 9, 2023**	**Shares Individuals Have Rights to Acquire upon the Vesting of RSUs within the 60-Day Period following March 9, 2023**	**Number of Shares**	**Percentage of Class[2]**
5% Shareholders:				
BlackRock, Inc.[3]			7,439,846	15.7%
Brown Capital Management, LLC[4]			6,931,641	14.6%
State Street Corporation[5]			3,364,203	7.1%
The Vanguard Group[6]			3,307,928	7.0%
RTW Investments, LP[7]			3,099,904	6.5%
Conestoga Capital Advisors, LLC[8]			2,479,475	5.2%
Directors and Named Executive Officers:				
Robert Zerbe	66,750	2,600	101,145	*
Alan Rubino	114,250	2,600	128,844	*
Heidi Hagen	108,250	2,600	123,700	*
Steven Gilman	61,750	2,600	69,550	*
Kevin McLaughlin	109,250	2,600	117,950	*
Paul Wotton	13,000	2,600	44,802	*
Lisa Wright	14,453	2,600	19,837	*
Dominick Colangelo	1,553,052		1,729,330	3.6%
Joe Mara	106,067		119,855	*
Michael Halpin	249,954		266,820	*
Sean Flynn	154,812		161,318	*
Jonathan Hopper	123,728		176,354	*
All officers and directors as a group (12 persons)[9]	2,675,316	18,200	3,059,505	6.4%

* Represents less than 1% of the outstanding shares of Vericel's common stock equivalents.

[1] Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Except as indicated in the footnotes to this table, to the knowledge of Vericel, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. The number of shares owned and percentage ownership amounts include certain options under our 2022 Plan, 2019 Plan, 2017 Plan, and 2009 Plan and our ESPP and RSUs under our 2022 Plan, 2019 Plan and 2017 Plan. Pursuant to the rules of the SEC, the number of shares of Vericel's common stock deemed outstanding includes shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of March 9, 2023, and shares of our common stock that may be acquired upon the vesting of RSUs within 60 days of March 9, 2023.

[2] Calculated on the basis of 47,461,832 shares of common stock outstanding as of March 9, 2023.

[3] As reported in a Schedule 13G/A filed with the SEC on January 24, 2023, BlackRock, Inc. has sole voting power with respect to 7,386,431 shares and shared voting power with respect to 0 shares. BlackRock, Inc. has sole dispositive power with respect to 7,439,849 shares and shared dispositive power with respect to 0 shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

[4] As reported in a Schedule 13G/A filed with the SEC on February 14, 2023, Brown Capital Management, LLC beneficially owns 6,931,641 shares of which 3,869,381 shares are beneficially owned by The Brown Capital Management Small Company Fund, a registered investment company, which is managed by Brown Capital Management, LLC. Brown Capital Management, LLC has sole voting power with respect to 4,776,584 shares and sole dispositive power with respect to all 6,931,641 shares. The address for Brown Capital Management, LLC is 1201 N. Calvert Street, Baltimore, MD 21202.

(5) As reported in a Schedule 13G filed with the SEC on February 9, 2023, State Street Corporation has sole voting power with respect to 0 shares and shared voting power with respect to 3,260,631 shares. State Street Corporation has sole dispositive power with respect to 0 shares and shared dispositive power with respect to all 3,364,203 shares. The address for State Street Corporation is 1 Lincoln Street, Boston, MA 02111.

(6) As reported in a Schedule 13G/A filed with the SEC on February 9, 2023, The Vanguard Group has sole voting power with respect to 0 shares and shared voting power with respect to 78,190 shares. The Vanguard Group has sole dispositive power with respect to 3,192,323 shares and shared dispositive power with respect to 115,605 shares. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355.

(7) As reported in a Schedule 13G/A filed with the SEC on February 14, 2023, RTW Investments, LP has shared voting and dispositive power with respect to all 3,099,904 shares, which voting and dispositive power is shared with Roderick Wong, the managing partner of RTW Investments LP. The address for RTW Investments LP is 40 10th Avenue Floor 7, New York, NY 10014.

(8) As reported in a Schedule 13G filed with the SEC on January 19, 2023, Conestoga Capital Advisors LLC has sole voting power with respect to 2,346,776 and sole dispositive power with respect to 2,479,475. The address for Conestoga Capital Advisors LLC is 550 E. Swedesford Rd. Ste. 120, Wayne, PA 19087.

(9) The address for the twelve beneficial owners that are persons is c/o Vericel Corporation, 64 Sidney St., Cambridge, Massachusetts 02139.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and certain officers, among others, to file forms with the SEC to report their ownership of our stock and any changes in ownership. Based on our review of reports filed with the SEC and related written representations, we believe that all of the required reports for our directors and officers were filed on a timely basis under Section 16(a) for 2022, except as follows:

▸ On March 3, 2022, a late Form 4 filing made on behalf of Mr. Siegal, the Company's Principal Accounting Officer, to report a grant of 4,198 stock options and 1,679 RSUs, which were granted to Mr. Siegal on February 18, 2022.

Additional Information

General Information about the Meeting, Solicitation and Voting

What am I voting on?

There are three proposals scheduled to be voted on at the Annual Meeting:

1. To elect eight (8) directors, each to each serve a term of one year expiring at the 2024 annual meeting of shareholders;

2. To approve, on an advisory basis, the compensation of our named executive officers; and

3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

Who is entitled to vote?

Shareholders as of the close of business on March 9, 2023 (the "Record Date") may vote at the Annual Meeting. You have one vote for each share of common stock you held on the Record Date, including shares:

- Held directly in your name as "shareholder of record" (also referred to as "registered shareholder"); and

- Held for you in an account with a broker, bank or other nominee (also referred to as shares held in "street name"). Street name holders generally cannot vote their shares directly and must instead instruct the brokerage firm, bank or nominee how to vote their shares.

What constitutes a quorum?

A majority in interest of all stock issued, outstanding and entitled to vote at a meeting must be present or represented by proxy to constitute a quorum at the Annual Meeting. Abstentions and shares represented by "broker non-votes," as described below, are counted as present and entitled to vote for purposes of determining a quorum. As of the Record Date, 47,461,832 shares of Vericel's common stock were outstanding and entitled to vote.

How many votes are required to approve each proposal?

The following explains how many votes are required to approve each proposal, provided that a majority of our shares is present at the Annual Meeting (present in person or represented by proxy):

- The election of each of our eight (8) director candidates requires the affirmative vote of a plurality of the total shares of common stock entitled to vote and represented in person or by proxy;

- Approval of the non-binding, advisory resolution to approve the compensation of our named executive officers requires the affirmative vote of a majority of the votes cast on the proposal; and

- Ratifying PricewaterhouseCoopers LLP as Vericel's independent registered public accounting firm for the fiscal year ending December 31, 2023 requires the affirmative vote of a majority of the votes cast on the proposal.

How are votes counted and who are the proxies?

You may either vote "FOR" or "WITHHOLD" authority to vote for each nominee for the Board of Directors. Shares present or represented and not so marked as to withhold authority to vote for a particular nominee will be voted in favor of a particular nominee and will be counted toward such nominee's achievement of a plurality. Shares present at the meeting or represented by proxy where the shareholder properly withholds authority to vote for such nominee in accordance with the proxy instructions and "broker non-votes" will not be counted toward such nominee's achievement of a plurality.

You may vote "FOR," "AGAINST" or "ABSTAIN" on the non-binding, advisory resolution approving the compensation of our named executive officers. If you abstain from voting on the non-binding, advisory resolution approving the compensation of our named executive officers, it will have no effect on the voting of the proposal. "Broker non-votes" do not have discretionary voting power on this matter and, accordingly, "broker non-votes" will have no effect on the ratification. If you just sign and submit your proxy card without marking your voting instructions, your shares will be voted "FOR" the resolution approving the compensation of our named executive officers.

You may vote "FOR," "AGAINST" or "ABSTAIN" on the ratification of PricewaterhouseCoopers LLP. If you abstain from voting on the proposal to ratify PwC, it will have no effect on the voting of the proposal. Brokers, bankers and other nominees have discretionary voting power on this routine matter and, accordingly, "broker non-votes" will have no effect on the ratification. If you just sign and submit your proxy card without marking your voting instructions, your shares will be voted "FOR" the resolution ratifying PwC.

The persons named as attorneys-in-fact in the proxies, Dominick Colangelo and Joseph Mara, were selected by the Board of Directors and are officers of Vericel. All properly executed proxies submitted in time to be counted at the Annual Meeting will be voted by such persons at the Annual Meeting. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications.

What is a broker non-vote?

If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a "broker non-vote"). Shares held by brokers who do not have discretionary authority to vote on a particular matter and who have not received voting instructions from their customers are counted as present for the purpose of determining whether there is a quorum at the Annual Meeting, but are not counted or deemed to be present or represented for the purpose of determining whether shareholders have approved that matter. Pursuant to applicable rules, brokers will have discretionary authority to vote on the proposal to ratify the appointment of PwC.

How does the Board of Directors recommend that I vote?

Our Board of Directors recommends that you vote your shares:

- "FOR" the election of each of the nominees to the Board of Directors
- "FOR" the advisory resolution to approve the compensation of our named executive officers
- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as Vericel's independent registered public accounting firm for the fiscal year ending December 31, 2023

How do I vote my shares without attending the meeting?

If you are a shareholder of record, you may vote by granting a proxy. For shares held in street name, you may vote by submitting voting instructions to your broker or nominee. In any circumstance, you may vote:

- By Internet or Telephone—You may vote by Internet or telephone by following the voting instructions on the proxy card and on www.proxyvote.com or as directed by your broker or other nominee. In order to vote via the Internet or by telephone, you must have the shareholder identification number which is provided in your Notice.
- By Mail—If you requested a proxy card by mail, you may vote by signing, voting and returning your proxy card in the envelope provided. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), you should indicate your name and title or capacity. If you vote by Internet or telephone, please do not mail the proxy card. Your proxy card must be received prior to the Annual Meeting.

Internet and telephone voting facilities will close at 11:59 p.m., Eastern Time, on May 2, 2023.

How do I attend the Annual Meeting?

We will be hosting the Annual Meeting live via the internet. You will not be able to attend the Annual Meeting in person. Any shareholder can listen to and participate in the Annual Meeting live via the internet at www.virtualshareholdermeeting.com/VCEL2023. Our Board annually considers the appropriate format of our annual meeting and this year has decided to again hold a virtual annual meeting. We intend the virtual meeting format to provide shareholders with a similar level of transparency to the traditional in-person meeting format and we will take steps to ensure such an experience. Our shareholders will be afforded the same opportunities to participate at the Annual Meeting as they would at an in-person annual meeting of shareholders. Our Annual Meeting will allow shareholders to submit questions and comments during the meeting. After the meeting, we will spend 15 minutes answering shareholder questions that comply with the meeting rules of conduct, which will be posted on the virtual meeting web portal. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

The Annual Meeting webcast will begin promptly at 9:00 a.m., Eastern Time, on May 3, 2023. We encourage you to access the Annual Meeting webcast prior to the start time. Online check-in will begin, and shareholders may begin submitting written questions, at 8:45 a.m., Eastern Time, and you should allow ample time for check-in procedures.

You will need the 16-digit control number included on your Notice of Internet Availability or your proxy card or voting instruction form (if you received a printed copy of the proxy materials) or included in the email to you if you received the proxy materials by email in order to be able to vote your shares or submit questions during the Annual Meeting. Instructions on how to connect to the Annual Meeting and participate via the Internet, including how to demonstrate proof of stock ownership, will be posted at www.virtualshareholdermeeting.com/VCEL2023 two weeks prior to the date of the Annual Meeting. **If you do not have your 16-digit control number, you will be able to access and listen to the Ann**ual Meeti**ng as a guest, but you will not be able to vote your shares or submit questions during the Annual Meeting.**

We have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting or submitting questions. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting web portal.

What does it mean if I receive more than one proxy card?

It generally means that you hold shares registered in more than one account. To ensure that all of your shares are voted, vote according to the instructions for each proxy card you receive.

May I change my vote?

Yes. Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may revoke your proxy or change your vote before the proposal is voted on at the Annual Meeting by:

- Sending a written statement to that effect to the attention of the Senior Vice President, General Counsel and Secretary of Vericel at 64 Sidney Street, Cambridge, Massachusetts 02139, provided such statement is received no later than May 2, 2023;
- Voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m., Eastern Time, on May 2, 2023;
- Submitting a properly signed proxy card with a later date that is received no later than May 2, 2023; or
- Attending the Annual Meeting and revoking your proxy and voting during the Annual Meeting.

What are the costs associated with the solicitation of proxies?

The cost of soliciting proxies will be borne by us. Voting results will be tabulated and certified by Broadridge Financial Solutions. Vericel may solicit shareholders by mail through its regular employees, and will request banks and brokers, and other custodians, nominees and fiduciaries, to solicit their customers who have our stock registered in the names of such persons and will reimburse them for their reasonable, out-of-pocket costs. Vericel may use the services of its officers, directors, and others to solicit proxies, personally or by telephone, without additional compensation.

Shareholder Proposals to be Presented at Next Annual Meeting

Under Vericel's Bylaws, in order for business and director nominations to be properly brought before a meeting by a shareholder, such shareholder must have given timely notice thereof in writing to the Senior Vice President, General Counsel and Secretary of Vericel. To be timely, such notice must be received at Vericel's principal executive offices not less than 120 calendar days in advance of the one year anniversary of the date Vericel's proxy statement was released to shareholders in connection with the previous year's annual meeting, except that (i) if no annual meeting was held in the previous year, (ii) if the date of the Annual Meeting has been changed by more than thirty calendar days from the date contemplated at the time of the previous year's proxy statement, or (iii) in the event of a special meeting, then notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date was made.

If none of the events described in (i) through (iii) above occur, then the deadline for submitting shareholder proposals pursuant to Rule 14a-8 of the SEC's proxy rules or other business or director nominations for the next annual meeting of shareholders will be November 24, 2023.

In order to be brought before the next annual meeting, any such proposal or nomination must include the relevant information as required under our Bylaws and must otherwise meet applicable requirements of the SEC's proxy rules, including Rule 14a-19(b) to the extent applicable.

Shareholder Communications with Directors

The Board of Directors has adopted a Shareholder Communications with Directors Policy, which is available on the Investor Relations page of our website, www.vcel.com.

Where You Can Find More Information

The Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 is available at www.proxyvote.com. The SEC allows us to "incorporate by reference" information into this Definitive Proxy Statement, which means that we can disclose important information to you by referring you to other documents that we filed separately with the SEC. You should consider the incorporated information as if we reproduced it in this Definitive Proxy Statement, except for any information directly superseded by information contained in this Definitive Proxy Statement.

We incorporate by reference into this Definitive Proxy Statement the following financial statements and other information, which contain important information about us and our business and financial results:

- the financial statements, quarterly data, management's discussion and analysis of financial condition and results of operations, changes in and disagreements with accountants on accounting and financial disclosure and market risk disclosures contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

We may file additional documents with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Definitive Proxy Statement and before the Annual Meeting. The SEC allows us to incorporate by reference into the Proxy Statement such documents. You should consider any statement contained in this Definitive Proxy Statement (or in a document incorporated into this Proxy Statement) to be modified or superseded to the extent that a statement in a subsequently filed document modifies or supersedes such statement.

Shareholders may obtain a copy of the Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 by writing to Vericel at the following address: Vericel Corporation, 64 Sidney St., Cambridge, Massachusetts 02139, Attention: General Counsel and Secretary. Copies of our SEC filings are also available to the public on the SEC's web site at www.sec.gov.

Our 2021 ESG Report, committee charters, compliance documents and policies, including our Code of Business Conduct and Ethics can be found at the Investor Relations page of our website, www.vcel.com. The reports and information contained in, or that can be accessed from, our website, are not incorporated by reference and are not part of this proxy statement.

Householding

The SEC permits a single Proxy Statement to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more shareholders reside, you will likely be receiving only one Proxy Statement unless any shareholder at that address has given the broker contrary instructions. However, if any such beneficial shareholder residing at such an address wishes to receive a separate Proxy Statement in the future, or if any such beneficial shareholder that elected to continue to receive a separate Proxy Statement wishes to receive a single Proxy Statement in the future, that shareholder should contact their broker or send a request to us care of the General Counsel and Secretary at Vericel Corporation, 64 Sidney St., Cambridge, Massachusetts 02139. Telephone requests may be directed to (617) 588-5555. We will deliver, promptly upon written or oral request, a separate copy of this Proxy Statement to a beneficial shareholder at a shared address to which a single copy of the documents was delivered.

Transaction of Other Business

As of the date of this Proxy Statement, the only business which the Board of Directors intends to present or knows that others will present at the meeting is as set forth above. If any other matter or matters are properly brought before the meeting, or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

GAAP versus Non-GAAP Measures

Vericel's reported earnings, net revenue and other indicators of financial performance, as presented in this Proxy Statement, are generally prepared in accordance with generally accepted accounting principles in the United States, or GAAP, and represent earnings as reported to the SEC. In this Proxy Statement, Vericel has provided certain financial information that has not been prepared in accordance with GAAP. Vericel's management believes that the non-GAAP adjusted EBITDA described in this Proxy Statement, which includes adjustments for specific items that are generally not indicative of our core operations, provides additional information that is useful to investors in understanding Vericel's underlying performance, business and performance trends, and helps facilitate period-to-period comparisons and comparisons of its financial measures with other companies in Vericel's industry. However, the non-GAAP financial measures that Vericel uses may differ from measures that other companies may use. Non-GAAP financial measures are not required to be uniformly applied, are not audited and should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.

Reconciliation of Reported Annual Net (Loss) Income (GAAP) to Adjusted EBITDA (Non-GAAP Measure) – Unaudited

Annual Adjusted EBITDA (In Thousands)	2020 ($)	2021 ($)	2022 ($)
Net income (loss) (GAAP)	2,864	(7,471)	(16,709)
Stock-based compensation expense	13,843	34,322	37,183
Depreciation and amortization	2,383	2,965	3,981
Net interest income	(685)	(220)	(975)
Income tax expense (benefit)	180	(111)	721
Adjusted EBITDA (Non-GAAP)	18,585	29,485	24,201
Adjusted EBITDA margin	15%	19%	15%

Special Note Regarding Forward-Looking Statements

This Proxy Statement and other materials we are sending you or that are available on our website in connection with the Annual Meeting (the Other Materials) contain "forward-looking statements" as defined under federal securities laws. These statements are often, but are not always, made through the use of words or phrases such as "anticipates," "intends," "estimates," "plans," "expects," "continues," "believe," "guidance," "outlook," "target," "future," "potential," "goals" and similar words or phrases, or future or conditional verbs such as "will," "would," "should," "could," "may," or similar expressions. These forward-looking statements are based on our current expectations and assumptions, and are subject to risk and uncertainties that could cause our actual results or experience and the timing of events to differ significantly from the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in Vericel's Annual Report on Form 10-K for the year-ended December 31, 2022, as filed with the SEC on February 23, 2023 under "Risk Factors," "Management's Discussion and Analysis of Financial Condition" and "Results of Operations" and elsewhere in the Annual Report. You should carefully consider that information before voting.

These forward-looking statements reflect our views as of the date hereof and Vericel does not assume and specifically disclaims any obligation to update any of these forward-looking statements to reflect a change in its views or events or circumstances that occur after the date of this release except as required by law.

Approval

The contents of this Proxy Statement and the sending thereof to shareholders have been authorized by the Board.

By Order of the Board of Directors:

Sean C. Flynn

Sean Flynn
Senior Vice President, General Counsel and Secretary
March 23, 2023

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64 Sidney Street
Cambridge, MA 02139

www.vcel.com